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TABLE OF CONTENTS
Financial Statements

U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-SB/A

AMENDMENT NO. 1

GENERAL FORM FOR REGISTRATION OF
SECURITIES OF SMALL BUSINESS ISSUERS

Under Section 12(b) or 12(g) of the Securities Exchange Act of 1934

TEXCOM, INC.
(Exact name of registrant as specified in charter)

Texas	52-2420678
(State or other jurisdiction incorporation or organization)	(I.R.S. employer identification no.)
3600 South Gessner, Suite 200, Houston, Texas	77063
(Address of principal executive offices)	(Zip code)
713-914-9193 (Registrant's telephone number, including area code)
Securities to be registered pursuant to Section 12(b) of the Act:
Title of each class to be so registered	Name of each Exchange on which each class is to be registered
None	Not applicable
Securities to be registered under Section 12(g) of the Act:
Common Stock, $.001 par value (Title of class)

i

Item 1. Description of Business

Business Development

        TexCom, Inc. (TexCom) was incorporated under the laws of Texas on December 9, 2003. We were organized to pursue investment opportunities in certain energy related businesses and developing them to their logical and full commercial potential. Our plan is to acquire, consolidate, and grow businesses in related fields. Three specific categories of businesses that we have identified and on which we are currently focusing our efforts are those engaged in: (1) airmotive services consisting of aircraft inspection and maintenance, repair, and overhaul (MRO) and aerial patrol services, (2) non-hazardous oilfield waste disposal, and (3) production of biodiesel from renewable resources. Our intention is to interface or interact with the exploration and production phase of the energy industry through the oilfield waste disposal business, with the fuels distribution and marketing phase through biodiesel production and marketing, and with the operations phase of the natural gas pipeline industry through aerial patrol services.

Our Business

Aviation Services

        Effective as of December 26, 2003, we acquired substantially all of the assets of San Diego Airmotive and SkyPatrol Aviation, Inc., which provide, respectively, aircraft inspection, maintenance, repair and overhaul (MRO) in the San Diego, California area and aerial patrol services.

        San Diego Airmotive was established in 1987 as Performance Aero as a sole proprietorship for the purpose of providing light aircraft maintenance services. Its operations are based at Ramona Municipal Airport near San Diego, California. San Diego Airmotive operates a Federal Aviation Administration FAR 145 approved repair facility for most single and multiengine aircraft including some turbine-powered models.

        The services provided by San Diego Airmotive include:

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  Annual and 100 hour FAA inspections,
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  Depot level maintenance of light to medium single and multiengine aircraft,
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  FAA mandated phase inspections for turbine aircraft,
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  Engine and propeller maintenance, both piston and turbine,
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  Airframe repair and sheet metal repair,
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  Crash damage repairs,
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  Pre-purchase inspections,
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  Installation of STC approved accessory items,
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  FAA field approvals for minor or major modifications, and
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  Ferry permits and other FAA matters.

        We currently are evaluating expansion opportunities in Houston, Texas, and other sites in the Southwestern and Southeastern United States.

        The business is managed by its former owners Mark S. Allen and Glen Kratz.

        SkyPatrol Aviation, Inc. (formerly Specialty Manufacturing Services, Inc.) was formed in 1995 as a sole proprietorship for the purpose of providing aerial patrol services for the pipeline, utility, forestry, and mining businesses. In 2003, SkyPatrol Aviation secured an exclusive contract with the U.S. Department of Agriculture Forest Service to develop a specially equipped aircraft to provide aerial relay of critical two-way radio communications traffic between firefighters in forest fire situations. This contract was renewed in May 2004 and runs through May 2005.

        Currently, SkyPatrol Aviation provides regular recurring aerial patrols of pipeline and power line rights of way and easements together with one-time or short duration patrol flights in support of special activity in the Western states. Aircraft can be used for observation of pipeline operations, power transmission and substation operations, protection of equipment and assets, trespassing detection, right-of-way encroachments, and accident investigation and documentation. The company flies on either an hourly (as needed) basis or on a short or long-term contractual basis.

        SkyPatrol Aviation maintains a dispatch center at the Ramona Municipal Airport in San Diego. Sky Patrol owns one airplane and leases additional aircraft as necessary for its operations.

        The company's aerial patrols meet U.S. Department of Transportation requirements under CFR 192.705 for Class 1, 2, 3, and 4 pipelines and, in most cases, leakage survey requirements under CFR 192.706. In addition, marking and signage regulations can be observed for compliance with Department of Transportation requirements under CFR 192.707.

        San Diego Airmotive has four full-time employees and one part-time employee. SkyPatrol operations are managed by San Diego Airmotive and it contracts with pilots on an individual basis as needed.

Competition

Aircraft Maintenance, Repair, and Overhaul

        There are numerous competitors in the market the company serves in the maintenance, repair, and overhaul (MRO) of private aircraft. MRO and inspection services for private and corporate aircraft are generally regional in nature and the Southern California,market has a number of competitors in the region we serve. San Diego Airmotive competes with established companies, some of which have substantially greater financial and marketing resources than we do. We are not able to service many types of aircraft currently in use, and to do so would require substantial outlays of capital for equipment and training. Therefore we are unable to perform standard maintenance on certain aircraft. This hinders us in being a single source provider of MRO services. Our closest competitors are small corporations and sole proprietorships that service aircraft for individuals and small businesses.

Aerial Surveillance

        We have numerous competitors in the aerial surveillance service markets. There are approximately 150 localized, privately held, traditional aerial reconnaissance and photography companies operating in the U.S. There are also many companies that ortho-rectify photography. We do not have that capability at the present time. Satellite photography can also be a substitute for the work that we perform in some cases. Our competition in the hydrocarbon pipeline inspection business consists of smaller operators with limited capabilities who have serviced existing pipeline inspection contracts for extended periods of time.

        Four companies have either launched or announced plans to launch high-resolution commercial remote sensing satellites. While these competitors have initially focused their services on government agencies and large commercial projects, as they develop, they could expand their services into markets that compete with us.

Non-Hazardous Waste Disposal

        We have entered into a Stock Purchase Agreement dated May 5, 2004, with Donald M. Black, pursuant to which we have agreed to possibly purchase from Mr. Black and Mr. Black has agreed to possibly sell to us his 55.5% ownership interest in M.B. Energy Services, Inc., a Louisiana corporation, which owns a 65% member interest in M.B. Energy, L.L.C., a Texas limited liability company.

        M.B. Energy Services, Inc. was organized in 1997 and operates transfer stations in Fourchon and Coastal City, Louisiana for the transfer of non-hazardous oilfield waste, or NOW, from offshore operations to barges. M.B. Energy Services leases the property on which the transfer stations are located and currently subleases the transfer stations to U.S. Liquids, Inc.

        MB Energy, LLC operates a NOW disposal site at Moss Lake in Liberty County, Texas. The site processes and injects wastes into fractured caprock situated on the top of an isolated salt dome. MB Energy LLC has two permits from the Texas Railroad Commission, one for NOW disposal and the other for naturally occurring radioactive materials, or NORM. NORM is sometimes brought to the surface as part of the rock and mud that is lifted during well drilling. The company owns nine acres and has the ability to acquire additional acreage from the adjacent property owner if necessary or desirable.

        M.B. Energy Service's market area includes Southeast Texas and the Louisiana Gulf Coast, both inland and offshore. Offshore oil and gas drilling in the Gulf of Mexico has remained relatively constant over the past year, whereas onshore drilling activity in Southeast Texas has significantly increased. Because of its location, MB Energy Services has experienced a sizable increase in the volume of NOW materials during late 2003 and the first six months of 2004. Although the Texas Railroad Commission does not issue forecasts for the amount of NOW generated by onshore and offshore exploration and production, or E&P, activity in Texas, industry sources estimate that the yearly volume is more than 10 million barrels. It is also estimated that there are an additional 15 million barrels or more of E&P wastes generated yearly from offshore drilling using water based drilling fluids that are currently discharged into outer continental shelf waters. Future environmental regulations may soon require that these wastes also be transported onshore for disposal in sites permitted for that purpose.

        As companies explore for oil and gas, they generate various non-hazardous liquid, semi-solid and solid wastes. If on-site disposal of these wastes is allowed, that is generally the least expensive disposal option and has historically been used for disposal of approximately two-thirds of the wastes generated. An industry report issued in 1997 estimated that more than 360 million barrels of drilling wastes were being generated yearly by the U.S. oil and gas industry, indicating that about 120 million gallons per year were disposed of off-site by some means or another.

        Prior to the 1980's, most wastes, hazardous and non-hazardous, were disposed of in landfills. In the early 1980's, the Environmental Protection Agency implemented the Resource Conservation and Recovery Act (RCRA) and began a program of banning hazardous organic wastes from landfills. Most oilfield wastes are considered by the federal government to be exempt from the hazardous waste provisions of RCRA and are regulated at the state level. Separately, the states of Texas and Louisiana have now prohibited discharge of all exploration and production, or E&P, wastes into state coastal waters. Water-based drilling fluids and cuttings may still be discharged in Outer Continental Shelf waters, but oil-based fluids and cuttings are not. These NOW wastes must be transported to shore by barge or container for disposal at sites permitted for that purpose.

        In Texas and other states, most NOWs continue to be disposed of in landfills, caprock wells, deep well injection and land farms. In Texas, some NOWs are disposed of in salt caverns. Future trends will be towards stricter environmental regulation, causing E&P operators to become more aware and more responsible in dealing with disposal of their drilling wastes. TexCom believes that there will be steady growth in the demand for NOW disposal services. The total volume of NOW materials requiring disposal is expected to increase as domestic drilling activity continues to increase and environmental regulations become more restrictive. Competition for third party disposal services is limited by the need for new entrants to the business to obtain state permits and find suitable disposal properties.

        Concern over long-term liability for these waste materials is providing an additional driving force for safe and permanent disposal. Waste generators are becoming less likely to use landfills or land farms for NOW disposal because these sites contain a risk of migration of liquids into ground water. Disposal by injection into salt caverns or fractured caprock wells is becoming the preferred method, providing a rapidly expanding demand for the disposal services provided by M.B. Energy Services.

        The principal factors determining the ability to effectively compete in the waste disposal business are: (1) the capability to provide competitively priced services that limit future liability, (2) the physical proximity of the disposal site to the waste generating site, and (3) the quality and dependability of the services provided.

        State and federal regulations have increased the categories and quantities of waste that must be handled in an environmentally safe manner, while at the same time they have increased the costs and liabilities associated with responsible disposal. These regulations and the lack of compliance by certain waste disposal facilities have reduced the number of waste treatment and disposal facilities available to meet the increasing demand.

        There are a number of landfill facilities in Southeast Texas that have historically been competition to M.B. Energy Services for NOW disposal. Included among qualified competitors are:

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  Trinity Storage Services, LP, a privately held company, located at the Moss Bluff salt dome in Liberty County, Texas, which disposes of NOW in a salt cavern and injects the displaced brine water in a nearby deep injection well;
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  DeLoach Vacuum Services, a privately held company, which operates a caprock disposal well in Daisetta, Texas in Liberty County, similar in operation to that of M.B. Energy Services; and,
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  Newpark Resources, Inc., a publicly traded company, which operates several caprock wells near Port Arthur, Texas, a deep well injection facility for non-hazardous industrial waste near Hamshire in Jefferson County, Texas and several landfills in Southeast Texas.

        M.B. Energy Services has one employee in Louisiana and twelve employees in Texas.

Biodiesel Production

        We propose to construct and operate a facility to produce "biodiesel" fuel from soybean oil. Production and marketing of biodiesel fuel is a rapidly emerging new industry in the United States.

        In simple terms, biodiesel fuel is a domestic, renewable fuel derived from soybean or other vegetable oils or from animal fats that meets government specifications for use in conventional diesel engines. In technical terms, biodiesel fuel is defined as mono-alkyl esters of fatty acids derived from vegetable oils or animal fats by chemically reacting the oil or fat with an alcohol in the presence of a caustic catalyst. To be classified as "biodiesel" a fuel product must meet the specifications of American Society of Testing and Materials, or ASTM, D 6751. In addition, each producer of fuel product identified as biodiesel must register the fuel product with the EPA as a fuel or fuel additive under the Clean Air Act in order to market the product to the public.

        Approximately 25 million gallons of biodiesel fuel were produced in the United States in 2003, primarily from soybean oil and methanol. In Europe, where biodiesel production and use started earlier than in the United States, over 520 million gallons of biodiesel were produced in 2002, primarily from rapeseed oil and methanol. Biodiesel can be made from (1) vegetable oils such as soybean, corn, canola, cottonseed, mustard and palm, (2) restaurant waste oils, (3) animal fats such as beef tallow or pork lard, and (4) float grease from waste water treatment plants. In practice, soybean oil and recovered restaurant frying oils are the two preferred raw materials being used in the United States.

        Biodiesel is gaining serious interest in the United States because:

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  it provides a new market for excess or increased production of domestically produced vegetable oils and animal fats,
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  it is renewable and decreases the nation's dependence on imported petroleum,
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  it contributes less to global warming than fossil fuels,
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  it produces lower exhaust emissions than those from petroleum diesel, and
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  it has better lubricating properties than petroleum diesel.

        Biodiesel can be used in pure form or in blends with petroleum diesel in any proportion. The blend of 20% biodiesel and 80% petroleum diesel is known as B20 and is evolving as the most commercially important form of biodiesel in the on-road markets. The major market segments for pure 100% biodiesel are in off-road application such as marine, underground mining, airports, farming, and construction vehicles, all of which place a high value on low exhaust emissions.

        Investment in new biodiesel production facilities in the United States will generally be in one of two competing project types. The first is a large, continuous process plant using virgin vegetable oil, predominantly soybean oil, probably located at or near a source of raw material in an agricultural region of the country. The second type facility will be a smaller capacity plant using recovered restaurant oils (commonly called yellow grease), located in or near larger metropolitan regions, and operating on a batch or semi-continuous process design. The larger, continuous process plant using virgin oils is more capital intensive and the raw material costs are higher, but these are partially offset by lower labor and operating expenses. The smaller plant using recovered or waste oil is less capital intensive and has lower raw material costs, but has higher operating costs and suffers from inconsistent quality of the raw material inputs.

        Both the United States Federal and State governments have been increasingly supportive of financial incentives and subsidies for biodiesel production. The U.S. Department of Agriculture, through its Commercial Credit Corporation, or CCC, affiliate, makes direct payments to biodiesel producers based on the equivalent amount of soybeans consumed in making the fuel. The current authorized budget level for CCC is $150 million per year through 2006. The subsidy for any individual facility can be up to a limit of $7.5 million.

        The Energy Policy Act, administered by the Department of Energy, aims to reduce consumption of petroleum based fuels in transportation by mandating increased use of alternatively fueled vehicles in state and federal fleets. The initial legislation was modified to include the use of biodiesel fuel in existing diesel vehicles to qualify as an alternatively fueled vehicle. Nationwide, about 300 vehicle fleets now use Biodiesel blends commercially, including all branches of the U.S. Military, the National Park Service, public utility companies, school districts, and municipalities.

        The major cost in production of biodiesel is that of the raw material oil. Approximately 7.3 pounds of soybean oil are required to produce one gallon of biodiesel. Over recent years, the price of soybean oil has averaged around $0.20 per pound, resulting in an average feedstock cost for biodiesel of about $1.45 per gallon. Conversion costs for biodiesel in a large, continuous process plant (more than 20 million gallons per year) are estimated at $0.15 to $0.20 per gallon of product. During the first half of 2004, the national average price of B100 biodiesel was approximately $2.25 per gallon.

        To become a participant in this newly emerging business, we plan as a first phase to construct and operate a grassroots biodiesel production plant with an annual capacity of approximately nine million gallons based on a continuous operational design, using virgin soybean oil as its feedstock. The plant would be designed around a prefabricated, skid-mounted modular process unit. The primary products marketed by the venture will be pure biodiesel and by-product crude glycerol. The facility planned would employ twelve.

        If we successfully enter the market with our first phase operations, our second phase will be to add one or more modular units of similar size to the first or to construct a larger facility at another location having a capacity to produce between 20 and 30 million gallons per year.

        Engineering design and operating process technology for the larger, second phase plant have not yet been selected, but will be acquired from one of several qualified engineering companies offering biodiesel design packages. We plan to secure our supply of soybean oil through either a long-term contractual agreement or an equity partnership with a soybean processing entity. This entity could be either an agricultural co-operative or a company in the vegetable oil processing business.

        Marketing of biodiesel (B100) will be to bulk terminal operators, fuel distributors, and retailers, potentially including the project's agricultural co-operative partner, if any. Project economics are based on sale of pure biodiesel and biodiesel blends at market prices as quoted by the U.S. Department of Energy. The preliminary pro forma economics include receipt of U.S. Department of Agriculture subsidies as currently available per existing legislation.

        We are currently searching for and evaluating suitability of potential plant sites for our biodiesel facility, preferably in South or Southeast Texas.

Risk Factors

        An investment in our common stock is highly speculative, involves a high degree of risk, and should be considered only by those persons who are able to afford a loss of their entire investment. In evaluating us and our business, you should carefully consider the following risk factors in addition to the other information included in this registration statement.

Risks Relating to the Financial Condition of the Company

  We will need to raise additional funds in the future for our operations; and if we cannot secure additional funds, we may not be able to support our operations, and you could lose your entire investment.

        We will need to raise additional funds in the future for our operations. To raise additional capital, we may sell additional equity securities, accept debt financing, or obtain financing through a bank or other entity. There is no limit as to the amount of debt we may incur nor have we set a limit on our debt-to-equity ratio. If we need to obtain additional financing, it may not be available or it may not be available on terms acceptable to us. An offering of our securities may not be successful. If additional funds are raised through the issuance of additional stock, there may be a significant dilution in the value of our outstanding common stock. To the extent that we incur indebtedness or issues debt securities, we will be subject to risks associated with incurring substantial indebtedness, including the risks that interest rates may fluctuate and cash flow may be insufficient to pay principal and interest on any such indebtedness. There can be no assurance that additional financing will be available to us on commercially reasonable terms or at all. If we are unable to obtain additional financing, our ability to meet our current plans for development and expansion could be materially adversely affected.

  We have a limited operating history that may make it difficult for us to compete with larger and more experienced competitors and for our management to make appropriate business decisions or adapt to changing market conditions.

        We were organized in the fourth quarter of 2003 and have a very limited operating history upon which an evaluation of our future performance and prospects can be made. We are an early-stage company and have had limited revenues. Our prospects must be considered in light of the risks, expenses, delays, problems and difficulties frequently encountered in the establishment of a new business in an emerging and evolving industry. Our lack of operating history may give us a disadvantage as we attempt to compete with larger, older, more experienced competitors. Limited experience may also affect the ability of our management team to make the best decisions as they implement our business plan and it may limit their ability to adapt quickly to changing market conditions. If we cannot compete effectively, make incorrect business decisions, or are unable to adapt to changing market conditions, we will not be able to successfully carry out our business plan and you could lose your investment.

  In the future we may issue more shares of our common stock. This would reduce existing shareholders percentage of ownership and may reduce share value.

        We are authorized to issue 100 million shares of common stock and 20 million shares of preferred stock. If we issue all or part of our remaining authorized common stock or preferred stock this will result in dilution in the percentage of common stock held by existing shareholders. We may value any stock issued in the future on an arbitrary basis. The issuance of common stock for future services or acquisitions or other corporate actions may have the effect of diluting the value of the shares held by our investors, and might have an adverse effect on the value of our shares.

  Since we have not paid any dividends on our common stock and do not intend to in the future, you will only realize a gain on your investment if the market price of our common stock increases.

        We have never paid, and have no intentions in the foreseeable future to pay, any cash dividends on our common stock. Therefore you, in all likelihood, will only realize a profit on your investment if the market price of our common stock increases in value.

  Because shares of our common stock trade under $5.00, the application of the "penny stock rules" could adversely affect the market price of our common stock and may affect your ability to sell shares.

        Our common stock may be considered a penny stock. Penny stocks generally are securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq stock market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell penny stock securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the SEC relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market.

  Because there has not been market for our common stock and an active market may not develop or be sustained, shareholders may not be able to sell their shares or achieve liquidity in their investment.

        There currently is no market for our shares. There can be no assurance that a regular trading market for the Common Stock will ever develop or that, if developed, it will be sustained. If a market for our common stock is not developed or sustained, the market price of our common stock may fall or may fail to materialize at all. If this happens shareholders may lose part or all of the value of their investment. If no active public market in our stock develops, there will be limited liquidity and it may be hard to sell our stock. Furthermore, if an active public market for our common stock is established, the prices could be subject to significant fluctuations in response to operating results and other factors. Factors such as our operating results and announcements by us or our competitors of new products or services may significantly impact the market price of our securities. , in recent years, the stock market has experienced a high level of price and volume volatility and market prices for the securities of many companies have experienced wide fluctuations not necessarily related to the operating performance of such companies.

  In the future we may issue shares of preferred stock. This could adversely affect the rights of the holders of our common stock.

        We are authorized to issue up to 20,000,000 shares of preferred stock. The preferred stock may be issued in one or more series, on such terms and with such rights, preferences and designations as our board of directors may determine, without action by stockholders. No shares of preferred stock are currently outstanding. However, the issuance of any preferred stock could adversely affect the rights of the holders of common stock, and therefore reduce the value of the common stock. In particular, specific rights granted to future holders of preferred stock could be used to restrict our ability to merge with or sell its assets to a third-party, thereby preserving control by present owners.

  If we lost one or more of our key personnel, we might not be able to continue our business in accordance with our current plans.

        Our operations depend to a great extent on the management efforts and abilities of our officers and other key personnel and on our ability to attract new key personnel and retain existing key personnel who are integral to the management and operations of our intended acquisitions. There can be no assurance that we will be successful in attracting and retaining such personnel or that we will not incur increased costs in order to do so. Our failure to attract additional qualified employees or to retain the services of key personnel could have a material adverse effect on our business. See "Management."

Risks Related to Air Patrol and Aircraft Maintenance Operations

  Cancellations, reductions, or delays in customer orders may adversely affect our results of operation.

        Our overall operating results are affected by many factors, including the timing of aerial survey contracts from large clients and the timing of capital expenditures to increase our capacity for gathering data in anticipation of future sales of products and services. A portion of our operating expenses is relatively fixed; however, a significant portion of our expense relating to aerial surveys is variable. Because we are new to the business, we must anticipate the future demand for our services based upon our discussions with clients. Cancellations, reductions, or delays in orders by a client or group of clients could have a material adverse effect on our business, financial conditions, and results of operation.

  Competitive pressures may adversely affect our operating revenues.

        We have numerous competitors in the aerial patrol and surveillance markets. In the commercial arena, most aerial patrol and surveillance competition comes from 150 localized, privately held, traditional film companies belonging to the Management Association for Private Photogrammetric Surveyors (MAPPS). Some of the larger MAPPS firms, such as EarthData Aviation and Technologies, have estimated revenues in the $50 million range. Four companies have either launched or announced plans to launch high-resolution commercial remote sensing satellites. They are Earthwatch Inc., Space Imaging, Inc., Orbital Imaging Corp., and ImageSat International. While these competitors have initially focused their services on government agencies and large commercial projects, as they develop they could expand their services into markets that compete with us. Earth Search Sciences, Inc., which uses both airborne and satellite systems and has historically concentrated on remote sensing for oil and mineral exploration, has announced plans to pursue other industries such as land use development, environmental remediation and monitoring, agriculture, disaster assessment, marine sciences, and military sciences. Some of our competitors have substantially greater financial and other resources than we do. Competitive pressures may materially adversely affect our operating revenues and in turn, our business and financial condition.

  Our operations may be negatively affected by continuing problems in the private aviation industry.

        Our business, financial condition and results of operations may be adversely impacted by a deterioration in the financial condition of some of our existing and potential customers and reductions in the need for, or the deferral of, aircraft maintenance, inspection, and repair services and spare parts support.

        We cannot assure you that economic and other factors currently affecting the private aviation industry will not have future adverse impacts on our business, financial condition and results of operations and there can be no assurance that we will be profitable in the future.

  We operate in a highly competitive industry.

        The aviation industry and the markets for our products and services are extremely competitive, and we face competition from a number of sources. Our competitors include aircraft parts manufacturers, aircraft service companies, other companies providing maintenance, repair and overhaul services, and other aircraft spare parts distributors and redistributors. Most of our competitors have substantially greater financial and other resources than we have. We cannot assure you that competitive pressures will not materially and adversely affect our business, financial condition and results of operations.

  Our industry is susceptible to product liability claims.

        Our business exposes us to possible claims for property damage and personal injury or death which may result if an engine, engine part or component, airframe part or accessory or any other aviation product which we have sold, installed, or repaired fails or if an aircraft for which we have provided service crashes and the cause cannot be determined. We carry liability insurance in amounts that we believe are adequate for our risk exposure and commensurate with industry norms. However, we cannot assure you that claims will not arise in the future or that our insurance coverage will be adequate to protect us in all circumstances. Additionally, we cannot assure you that we will be able to maintain adequate insurance coverage in the future at an acceptable cost. Since the September 11, 2001, terrorist attacks, insurance premiums have risen significantly and may increase further. Any product liability claim not covered by adequate insurance could materially and adversely affect our business, financial condition, and results of operations.

  We are subject to significant government regulation.

        The aviation industry is highly regulated by the Federal Aviation Administration, or FAA, in the United States and the equivalent regulatory agencies in other countries. The repair, maintenance, overhaul, and inspection services that we provide for private aircraft must meet certain standards established by the FAA.

Risks Related to NOW Disposal Business

  We intend to grow partially through the acquisition of permitted NOW disposal facilities. There can be no assurance that we will identify, acquire, profitably manage, or successfully integrate acquired businesses without substantial costs, delays, or other operational or financial problems.

        We intend to grow partially through the acquisition of permitted facilities operating for the disposal of non-hazardous oilfield wastes, or NOW. There can be no assurance that we will identify, acquire, profitably manage or successfully integrate acquired businesses into our existing businesses without substantial costs, delays, or other operational or financial problems. Increased competition for acquisition candidates may also develop, in which there may be fewer acquisition opportunities available to us as well as at higher acquisition prices. Acquisitions may also be dilutive, and there can be no assurance that we will be able to obtain financing on terms acceptable to us, if at all. Acquisitions may also have, initially, an adverse effect on our business, results of operations, and financial condition while the operations of the acquired businesses are being integrated into our other operations. Further, acquisitions involve a number of special risks, including possible adverse effects on our net sales, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, and risks associated with acquiring contaminated property. Some or all of these risks, if realized, could have a material adverse effect on our business, results of operations, and financial condition, and expose us to orders, penalties, fines, sanctions, and cleanup expenses. In addition there can be no assurance that the acquired companies or businesses acquired in the future will achieve anticipated net sales and earnings.

  NOW production depends on oil and gas exploration and production activities.

        Demand for NOW disposal services directly depends on the level of exploration and production, or E&P, activity for oil and gas. E&P activity, in turn, depends on oil and gas prices, expectations about future prices, the cost of exploring for, producing and delivering oil and gas, the discovery rate of new oil and gas reserves, and the ability of oil and gas companies to raise capital. Domestic and international political, military, regulatory, and economic conditions also affect the industry. Prices for oil and gas historically have been extremely volatile and have reacted to changes in the supply of and the demand for oil and natural gas, domestic and worldwide economic conditions and political instability in oil producing countries. No assurance can be given that current levels of oil and gas activities will be maintained or that demand for NOW disposal services will reflect the level of such activities. Prices for oil and natural gas are expected to continue to be volatile and affect the demand for NOW disposal services. A material decline in oil or natural gas prices or activities could materially affect the demand for our services and, therefore, have a material adverse effect on its business, results of operations and financial condition.

  Changes in governmental regulation could adversely affect our business.

        We recognize that the demand for its disposal services is directly related to state regulations concerning NOW disposal. Any rescission or relaxation of such regulations, or a failure of governmental authorities to enforce such regulations, could result in decreased demand for our services and, therefore, could materially affect our results of operations and financial condition. Our business may also be adversely affected by new regulations or changes in other applicable regulations.

        NOW is currently exempt from the principal Federal statute governing the handling and disposal of hazardous waste. In recent years, proposals have been made to rescind this exemption. The repeal or modification of the exemption covering NOW or modification of applicable regulations or their interpretation regarding the treatment and/or disposal of NOW could require us to alter significantly its method of doing business. Such repeal or modification could have a material adverse effect on our business, results of operations and financial condition.

  There are low barriers to entry into the NOW disposal market; the development of new disposal technologies could adversely impact our business.

        We have no proprietary technology related to our methods for NOW disposal. Barriers to entry by competitors for NOW disposal services are low. Therefore, competitive services have been and may be successfully developed and provided by others. Moreover, the environmental services business in the oilfield could be impacted by future technological change and innovation, which could result in a reduction in the amount of waste being generated or alternative methods of disposal being developed. The ready access by new competition to available technology utilized for NOW disposal and the potential for new technology development could have material adverse effects on our business, results of operations, and financial condition.

  Increased competition could adversely affect our business.

        Competition for the processing and disposal of NOW waste can be expected to increase if the E&P industry demand increases. We expect to encounter significant competition from third party competitors in connection with any proposed expansion into additional geographic areas and services. We also face potential competition from oil and gas producing customers who are continually seeking to develop their own methods of disposal rather than to utilize the services of third party NOW disposal companies. The desire to use such internal disposal methods or decisions by third parties to enter the disposal market could be increased by future technological change and thereby limit our ability to maintain or increase prices. The increased use of their own disposal methods by oil and gas producing generators of NOW and other competitive factors could have material adverse effects on our business, results of operations, and financial condition.

  Our failure to comply with governmental regulations could adversely affect our business.

        Our NOW disposal business is subject to numerous Federal, state, and local laws, regulations and policies governing environmental protection, zoning and other matters. If existing regulatory requirements change, we may be required to make significant unanticipated capital and operating expenditures. Although we believe that we are presently in material compliance with applicable laws and regulations, there is no assurance that it will be deemed to be in compliance in the future. Governmental authorities may seek to impose fines and penalties on us or to revoke or deny the issuance or renewal of operating permits for failure to comply with applicable laws and regulations. Under such circumstances, we might be required to curtail or cease operations or conduct site remediation until a particular problem is remedied, which could have a material adverse effect on our business, results of operations, and financial condition.

  We are subject to potentially significant environmental liability that may not be covered by insurance.

        Our NOW business exposes us to risks such as the potential for harmful substances escaping into the environment resulting in personal injury or loss of life, severe damage to or destruction of property, environmental damage and suspension of operations. Our activities and the activities of companies that we acquire could result in the imposition of substantial environmental, regulatory and other liabilities on us, including the costs of cleanup of contaminated sites and site closure obligations. Such liabilities could also be imposed on the basis of negligence, strict liability, breach of contract with customers or, in many instances, as a result of contractual indemnification by us of our customers in the normal course of our business. Although injection wells have been used for many years for disposal of oilfield waste, certain aspects of our procedures and methodology to be employed in the future may not have been used previously by others and their future performance is uncertain.

        Although we plan to maintain liability insurance, the insurance is subject to coverage limits and certain policies exclude coverage for damages resulting from environmental contamination. Although there are currently numerous sources from which such coverage may be obtained, there can be no assurance that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that may be incurred by us will be covered by its insurance, that our insurance carriers will be able to meet their obligations under the policies or that the dollar amounts of such liabilities will not exceed our policy limits. Even a partially uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, results of operations and financial condition.

  Our results of operation may be adversely affected if we fail to integrate acquired businesses.

        Successful integration of M.B. Energy Services and other acquired waste disposal businesses will depend primarily on our ability to manage this additional business and eliminate redundancies and excess costs. Material failure or substantial delay in accomplishing such integration could have a material adverse effect on our business, results of operations and financial condition.

Risks Related to Our Biodiesel Production Strategy

  There can be no assurance that we will be able to identify, acquire, profitably manage, or successfully integrate suitable process technology and manufacturing procedures for the production of biodiesel without substantial costs, delays, or other operational or financial problems.

        We intend to grow partially through the construction and operation of a facility to produce and market biodiesel, an approved fuel for use in conventional diesel engines, made from renewable raw materials including vegetable oils and animal fats. There can be no assurance that we will identify, acquire, profitably manage or successfully integrate suitable process technology and manufacturing procedures for the production of biodiesel without substantial costs, delays or other operational or financial problems. Further, construction and start-up of new process facilities involve a number of special risks, including possible adverse effects on our net sales, diversion of management's attention, failure to retain key acquired personnel, risks associated with unanticipated events or liabilities and amortization of acquired intangible assets, and risks associated with acquiring contaminated property. Some or all of these risks, if realized, could have a material adverse effect on our business, results of operations, and financial condition, and expose us to orders, penalties, fines, sanctions, and cleanup expenses. In addition, there can be no assurance that the construction and operation of new process facilities for production of biodiesel will achieve anticipated net sales and earnings.

  There is no assurance that the technological we use to produce biodiesel fuel will be successful.

        Our ability to successfully produce biodiesel meeting government specifications as a registered fuel is dependent on the acquisition of satisfactory process technology. While suitable plant design packages and operating procedures are available from several qualified engineering and construction companies, there is no assurance that whatever technology is chosen will remain fully competitive in terms of product quality or cost. In order to obtain and maintain a competitive cost position, we will be required to make continuous advances in its process technology and operating procedures. There is no assurance that such technology can be developed on a timely basis or at all. Any failures in such research and development efforts could result in significant delays in product development and could have a material adverse effect on our business, results of operations, and financial condition.

        We believe that there are certain technological obstacles to be overcome in order to develop future biodiesel products. These obstacles include certification of alternative fuels produced and marketed, as well as modifications in the techniques used to produce alternative fuels, including additives. We may be dependent upon technological advances made by third parties. There can be no assurance that such third parties will not encounter technological obstacles, which either delay or prevent us from completing the development of future products. Such obstacles could have a material adverse effect on our business, results of operations, and financial condition.

  We may not always be in compliance with applicable government regulations. Our failure to comply with applicable regulations may cause us to lose permits required for our, which may have a material adverse effect on our biodiesel business.

        The production and sale of alternative fuel products is subject to governmental regulation. Because such regulations are subject to interpretation and periodic modifications that may affect our current or future business activities, there can be no assurance that we will remain in compliance with all applicable laws and regulations. Failure to comply with all applicable laws and regulations may result in the revocation or denial of required licenses and approvals, government or private legal action, civil and criminal liability and indemnification liability to third parties, among other consequences. Such consequences could have a material adverse effect on our business, results of operation, and financial condition.

  We do not have any experience operating a biodiesel production facility.

        We have no experience in production and marketing of biodiesel. Implementation of our current business plan will be our initial venture in this business. Our lack of operating history in biodiesel makes it difficult to predict our future prospects, which are subject to the risks, expenses, and uncertainties encountered by early stage companies. These risks may include, among other things, an unproven business model, and unexpected activities by competitors, the ability to maintain and improve process technology to remain competitive in the market and the ability to manage growth. Our lack of experience in the biodiesel industry could result in the inability of management to effectively manage our competitive position in the industry or result in unanticipated surprises in operation of the business that could have a material adverse effect on our business, results of operation and financial condition.

  Increased competition in the production of biodiesel fuel could adversely affect our market share and financial performance.

        There are several companies already producing biodiesel and competing in the biofuels market that could affect our ability to sell its products, and increasing competition from various other companies is expected to occur. Some of our potential competitors are more established in biodiesel than we are and have greater financial resources. Some of these competitors may have greater market presence, marketing capabilities, technological and personnel resources than we have. Consequently, these competitors may develop and expand production capabilities more quickly, adapt more swiftly to new or emerging technologies, take advantage of acquisitions and other opportunities more effectively, have more sales and marketing resources and more effectively use existing relationships with clients and strategic partners to market their products and services. Increased competition from experienced and resourceful participants in biodiesel production could have a material adverse effect on our business, results of operation, and financial condition.

  We may not be able to establish and maintain the strategic alliances necessary to successfully market biodiesel fuel.

        We recognize that certain strategic alliances are critical to successful and profitable operation as a biodiesel producer. Specifically, key alliances must be created with sources of raw materials, suppliers of engineering design and operating technology and distributors of fuel products to the retail market. We plan to enter into such strategic alliances as critical elements of our business plan. We intend to maintain and expand such relationships in the future to continue to remain competitive and expand market share. There can be no assurance that initial or future alliances will be successful in achieving the intended goals or that we will be able to maintain such relationships over time. Our inability to establish or maintain such strategic alliances could have a material adverse effect on our business, results of operation, and financial condition.

  We may not be able to keep up with technological changes in the production of biodiesel fuel.

        The alternative energy industry is relatively young and susceptible to technological change, frequent introduction of new products and services, and the emergence of new industry and governmental standards and practices that could render our technology and products obsolete. Our success will depend on our ability to improve the quality of its products and services and the efficiency of its operations. There is no assurance that we will be able to expand and upgrade our operations and products, or successfully integrate new technologies or products to accommodate future growth in a timely manner. Our failure to adapt to and acquire new technologies could have a material adverse effect on our business, results of operation, and financial condition.

  We may not be able to effectively manage our growth.

        Achieving our business goals in the biodiesel industry will require establishment and maintenance of strategic partners and customers that purchase our products. Maintaining profitability and share of market will demand that we be able to grow with the industry to maintain a significant share of market. This growth will place significant stress on personnel, systems and resources. We will be required to continue to hire technical, management-level and sales employees for the foreseeable future. This growth will require that we improve management, technical, information and accounting systems, controls, and procedures. We may not be able to maintain the quality of operations, control costs, continue complying with all applicable regulations and expand internal management, technical information and accounting systems in order to support the desired growth. We cannot assure that we will manage our growth effectively, and failure to do so could have a material adverse effect on our business, results of operation and financial condition.

Where you can find additional information

        We have filed with the Securities and Exchange Commission this Form 10SB registration statement, including exhibits, under the Securities Act. You may read and copy all or any portion of the registration statement or any reports, statements or other information in the files at SEC's Public Reference Room located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can request copies of these documents upon payment of a duplicating fee by writing to the Commission. You may call the Commission at 1-800-SEC-0330 for further information on the operation of its public reference room. The SEC maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. The address of the SEC's Internet website is http://www.sec.gov.

        Prior to the filing of this registration statement on Form 10-SB, we were not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act. Upon effectiveness of the registration statement, we will file annual reports on Form 10-KSB, which will include audited financial statements, quarterly reports on Form 10-QSB, current reports on Form 8-K, and amendments to those reports. Such reports, as well as any other reports filed, will be available free of charge to our shareholders.

        We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by our independent auditors, and to make available to our stockholders quarterly reports for the first three quarters of each year containing unaudited interim consolidated financial statements.

Item 2. Management's Discussion and Analysis of Plan of Operation

        The following discussion should be read along with our financial statements which are included in another section of this registration statement. This discussion contains forward-looking statements about our expectations for our business and financial needs. These expectations are subject to a variety of uncertainties and risks that may cause actual results to vary significantly from our expectations. The cautionary statements made in this Report should be read as applying to all forward-looking statements in any part of this prospectus. Since we are expanding our business strategy, our reported financial information as of December 31, 2003, and for the period from inception, December 9, 2003, to December 31, 2003, may not be necessarily indicative of our future operating results or future financial condition.

Results of Operation for the six months ended June 30, 2004

        We acquired San Diego Airmotive as of December 23, 2003. The following discussions of sales pertain primarily to the operations of San Diego Airmotive.

        During the six months ended June 30, 2004, our sales increased by $27,243 or 10.5% to $286,542 compared to $259,299 for the similar period in 2003. Our costs of sales for the same period increased by $44,073 or 28.8% from $153,152 to $197,225. During the period, our gross profit declined by $17,830 or 16.6% from $107,147 to $89,317. The increase in sales was attributable to increased advertising, which was offset by an increase in costs, the most significant of which was a 35% increase in insurance expenses, which resulted in the decline in gross profits.

        Our selling, general, and administrative expenses increased by $488,072 or 360% from $134,783 to $622,855. The increase was primarily attributable to our increased overhead and compensation expenses attributable to our parent holding company operations and administrative staff and expenses incurred in connection with the acquisition of San Diego Airmotive, negotiations and due diligence activities in pursuing the acquisition of an interest in M.B. Energy Services and another hydrocarbon storage facility, and expenses incurred in connection with raising capital.

        Interest expenses declined $2,288 or 35.1% from $6,515 to $4,227 as we retired debt previously incurred by San Diego Airmotive.

        Our net loss increased $503,624 from $(34,141) to $(537,765) for the first six months of 2004 as a result of the significant increase in selling, general, and administrative expenses. Our net loss per share for the first six months was $(0.02) per share.

Results of Operations for the year ending December 31, 2003

        San Diego Airmotive was incorporated on November 21, 2002, and purchased certain assets of Brower Aircraft, Inc. on December 16, 2002. Consequently, a comparison of actual results of operations for 2003 to 2002 are not meaningful. The following analysis compares our actual 2003 results to summary pro forma information assuming that the acquisition of the Brower assets by San Diego Airmotive had occurred as of January 1, 2002.

        During the year ended December 31, 2003, our sales were $499,946 compared to pro forma sales for 2002 of $401,035, or an increase of $98,911 or 24.6%. Our costs of sales for 2003 were $306, 566 compared to pro forma costs for 2002 of $282,331, or an increase of $24,235 or 8.6%. Our gross profit for 2003 was $193,382 compared to a pro forma gross profit for 2002 of $118,704, or an increase of $74,678, or 62.9%. The increase in sales was attributable to an expansion in the services offered by San Diego Airmotive, which was partially offset by an increase in costs as a result of the acquisition of additional equipment to provide the new services.

        Our selling, general, and administrative expenses for the year ended December 31, 2003, were $257,259 compared to pro forma expenses of $159,991 for 2002, an increase of $97,268 or 60.8%. The increase was primarily attributable to the addition of one full-time employee and costs incurred in establishing the administrative functions of a new business.

        Interest expenses increased $2,705 or 33.4% from pro forma net interest expense of $8,108 for 2002 to $10,813 for 2003 as a result of indebtedness incurred in connection with the acquisition of assets from Brower.

        Our net loss for 2003 was $(74,643) compared to a pro forma loss of $(49,396) for 2002, an increase of $(25,247). The increased net loss was primarily the result of the significant increase in selling, general, and administrative expenses.

Liquidity and Capital Resources

        At June 30, 2004, we had $13,595 in cash and cash equivalents on hand. In 2003 and the first six months of 2004, we were funded with the proceeds of $482,750 from the sale of 1,931,000 shares of our common stock. In addition, we hold 644,179 shares of Petrosearch Corporation (OTC PSCP), which are available for sale.

        As of June 30, 2004, our significant financial commitments or capital requirements include $133,339 in accrued payables, $104,678 in accrued liabilities, and $152,955 in notes payable to stockholders.

        Our working capital requirements and cash flow from operations are expected to vary from quarter to quarter, depending on the success of operations and marketing activities, operating expenses, capital expenditures, and other factors. We will need to raise substantial additional capital in order to implement our business plan. Since inception, we have experienced negative cash flow from operations and will continue to experience negative cash flow for some time in the future. It is not expected that the internal sources of liquidity will improve until significant net cash is provided by operating activities, and until then we intend to rely on external sources of liquidity. As of June 30, 2004, our external and internal financing sources are limited.

        We will be required to obtain additional debt and equity financing or our liquidity could suppress the vale and price of our shares if and when a market for those shares becomes available.

Plan of Operations

        During the next twelve months, our plan of operations includes solidifying the operations of San Diego Airmotive and expanding its operations by adding other services not performed at this time. As a part of our maintenance, repair, and overhaul (MRO) service, we plan to offer propeller balancing, the weighing of aircraft, and upholstery services. These added services should create positive cash flow and allow us to pursue other acquisitions in the private aircraft industry. We have targeted Houston, Texas as well as other parts of the Southwestern and Southeastern United States for other acquisitions. As part of the San Diego Airmotive acquisition and to support the current operations, we invested $248,558 and committed to provide additional support funds of $110,000 to purchase additional equipment. In addition, we issued 773,876 shares of our common stock to the former owners of San Diego Airmotive.

        Sky Patrol Aviation Services is in the business of providing aerial patrol services primarily for the pipeline, utility, forestry, and mining industries. Its services are also utilized by clients who need aerial patrol services on other than regular intervals. We do not anticipate a cash requirement for working capital support during the next twelve months due to Sky Patrols ongoing relationship with its sister corporation, San Diego Airmotive.

        We hope to complete the acquisition of M.B. Energy Services, Inc. in the fourth quarter of 2004. The M.B. Energy Services purchase agreement has an aggregate purchase price of $900,000 in cash and common stock with aggregate cash payments of $350,000 within one year of closing.

        We are pursuing acquisitions in non-hazardous waste disposal and the manufacture of biodiesel.

        We will need to raise additional funds in the future for our operations. Over the next twelve months, we will need $654,000 to implement our minimum business plan and fund our current commitments to development plans. To implement our full business plan goals and objectives over this twelve-month period, we will need approximately $8.2 million. We will have to raise additional funds for these capital requirements.

        We do not consider the proposed acquisition of M.B. Energy Services, Inc. as "probable," as defined in paragraph 3 of Statement of Accounting Standards No. 5, Accounting for Contingencies.

Item 3. Description of Property

        Our headquarters are located at 3600 South Gessner Road, Suite 200, Houston, Texas 77063. We currently lease 4,750 square feet under a lease with a term expiring in December 2007. We believe that our existing facilities are adequate for our needs for the foreseeable future and that if additional space is needed, it will be available.

Item 4. Ownership of Certain Beneficial Owners and Management

Name and Address of Beneficial Owner(1)	Number of Shares Owned		Percent of Class
B. Britt Brooks	3,291,588	(2)	10.8
Petrosearch Corporation(3)	1,500,000		5.0
Louis A. Ross	1,218,632	(4)	4.0
Henry L. Schulle	794,585	(5)	2.6
Mark S. Allen	762,210		2.5
Henry A. Schulle	428,400		1.3
James H. Short	134,672		*
All officers and directors as a group (6 persons)	8,130,087		26.7

*
Less than one percent.
(1)
The address for each of the named persons is 3600 South Gessner, Suite 200, Houston, Texas 77063. Except as otherwise indicated, the stockholders listed in the table have sole voting and investment power with respect to all shares of common stock beneficially owned by them.
(2)
Includes 287,500 shares owned by Andrea C. Brooks, Mr. Brooks' spouse.
(3)
Petrosearch Corporation, 4801 Woodway Drive, Suite 300E, Houston, Texas 77056.
(4)
Includes a warrant to purchase 500,000 shares.
(5)
Includes 162,500 shares owned by Mary C. Schulle, Mr. Schulle's spouse.

Item 5. Directors, Executive Officers, promoters and Control Persons

        The following table sets forth our directors and executive officers and their ages and positions.

Name	Age	Position
Louis A. Ross, Ph.D.	68	Chairman of the Board and President
Brandon Britt Brooks	45	Executive Vice President, Secretary/Treasurer, and Director
Henry L. Schulle	69	Vice President
Henry A. Schulle	41	Director
James H. Short	62	Director
Mark S. Allen	56	President of San Diego Airmotive and Vice President of TexCom

        The members of the Board of Directors are subject to change from time to time by the vote of the shareholders at special or annual meetings to elect directors. The number of directors may be fixed from time to time by resolution duly passed by the board. The directors hold office until the next annual meeting of the shareholders and until their successors are duly elected and qualified. Directors who are elected at an annual meeting of shareholders, and directors elected in the interim to fill vacancies and newly created directorships, will hold office for the term for which elected and until their successors are elected and qualified or until their earlier death, resignation or removal. Officers are elected annually by the board of directors at the first annual meeting after each annual meeting of shareholders and hold office until their death, resignation, or removal from office. Henry A. Schulle is the son of Henry L. Schulle. There are no other family relationships among our directors and officers.

Officers and Directors

        Louis A. Ross, Ph.D., has served as President and Chairman of the Board since December 2003. He has a broad management and corporate development experience in the petrochemical and thermoplastics industries derived from 30 years of experience in technical, development, commercial and operating functions. Prior to joining us, he was the President of Solcas Polymers, a privately held limited partnership doing advanced research and development in high performance plastics. He was previously Vice President of Planning and Development for the Westlake Group from 1989 to 1995. Prior positions included those of Managing Director for Research, Engineering and Business Planning for the Chemicals Group of United States Steel Corporation from 1981 to 1986. Dr. Ross earlier worked for Gulf Oil Corporation from 1969 to 1981 with his last position that of Worldwide Director of Chemicals Business Planning. Dr. Ross received a B.S. in Chemistry from Loyola University of Chicago, a Ph.D. in Chemistry from Indiana University, and is a graduate of the Program for Management Development of the Harvard University Graduate School of Business.

        Brandon Britt Brooks has served as Vice President, Secretary, Treasurer, and a Director of the Company since December 2003. From January 2000 to November, 2003, he was Vice President, Secretary, Treasurer and a Director of Texas Commercial Resources, Inc., a Houston company which sought investments in businesses engaged in the retail distribution of propane and related equipment and supplies in rural areas of Texas and New Mexico, providing high resolution digital aerial mapping and photogrammetry (also referred to as geographic information or spatial imagery) services, and providing liquid waste disposal. Effective as of November 7, 2003, Texas Commercial Resources, Inc. merged with and changed its name to Petrosearch Corporation. He also serves on the board of Sabine Resources, Inc., a natural gas storage company utilizing salt caverns. Since 1988 he has provided strategic modeling services and raised capital for various small-cap and pre-IPO companies on an independent basis. In 1988 he was part of a team hired to establish a securities brokerage division at Imperial Savings Association. In 1989, that team moved to Cal Fed Savings to build a financial services arm. From 1982 to 1988 he was employed by Merrill Lynch Pierce Fenner & Smith in Midland, Texas. Mr. Brooks received a B.A. in Economics with a minor in Finance from Texas Tech University in 1982.

        Henry L. Schulle has been Vice President since December 2003. Mr. Schulle was an officer of Texas Commercial Resources, Inc. from March 1981 to November 2003. Mr. Schulle has been active in the real estate and oil and gas businesses for more than two decades during which time he has been an advisor for structuring and raising capital for a number of ventures and the operation and management of the ventures. In addition, he has formed a number of closely held and private corporations and was involved in the formation and operation of three publicly traded companies including Unicorp, Inc., Texoil, Inc., and Texas Commercial Resources, Inc. Mr. Schulle received a B.S. in Chemistry and Mathematics from Southwest Texas State University. He is the father of Henry A. Schulle.

        Henry A. Schulle has been a director since December 2003. From January 1997 to November 2003, he was President and a Director of Texas Commercial Resources, Inc. He served as Chairman of the Board of Unicorp, Inc., which traded on the OTC Bulletin Board from November 1991 until January 1998. Mr. Schulle negotiated the merger of Unicorp, Inc. with United States Refining Company, a diversified, vertically integrated petroleum refining and petrochemical company. In April 2001, Unicorp was acquired by Houston American Energy Corp. From January 1998 to July 2004, Mr. Schulle was employed by Dell Computer Corporation as a database support specialist working on international assignments. He is the Chairman of the Board and President of Martex Trading Company, Inc., a closely held corporation, which has been active in the oil and gas industry as well as real estate investments and development.

        James H. Short has been a director since December 2003. Mr. Short is the Vice President of Marketing of Sabine Resources, Inc. Mr. Short has been associated with ENCON on an independent contractor basis since 1984. From 1979 to 1984, he was senior vice president and director of Coronado Transmission Company with responsibilities for gas acquisition, transportation, and sales throughout the Southern States and Rocky Mountain area. Mr. Short served as Vice President of Corporate Planning and Vice President of Gas Supply, Transportation and Sales of Lovaca Gathering Company from 1972 to 1979. He was employed by Cities Service Oil Company from 1966 to 1972. Mr. Short holds a B.S. degree from the University of Tennessee.

        Mark S. Allen has been President of San Diego Airmotive and a vice president of TexCom since December 2003. He acquired San Diego Airmotive (then Performance Aero) in 2002. Mr. Allen was a divisional vice president of The Titan Corporation from 1998 to 2002. From 1989 to August 1997, he was employed by E.F. Johnson Company, Inc., a wireless and cellular communications equipment manufacturer, including as vice president GM services business unit, vice president engineering, and chief technology officer. From 1986 to 1989 he was employed by ICOM America, Inc., Belleview, Washington, as avionics flight test/national technical service manager. From 1980 to 1986 he was aviation manager and chief pilot for Iron Mountain, Inc. From 1971 to 1980 he was aviation manager and chief pilot for LINMARK Energy partners. He holds a B.S. degree in communications from Lamar University.

        In August 2002, Texas Commercial Resources, Inc., of which Mr. Brooks, Henry A. Schulle, Henry L. Schulle, Mr. Ross, and Mr. Short were directors or officers, acquired substantially all of the common stock of Visual Intelligence Systems, Inc., a Houston company that collected digital aerial mapping/photographic information using its own proprietary camera array and combined such information with underlying census/demographic information to provide a total geographic information package to its customers, including pipelines, shipping and transportation companies, for monitoring and planning purposes. On May 21, 2003, Visual Intelligence Systems was the subject of the filing of an involuntary petition under Chapter 7 of the Bankruptcy Code. The involuntary petition was dismissed pursuant to an agreed order on September 22, 2003, and Texas Commercial Resources transferred the stock of Visual Intelligence Systems to certain of the individuals from which it had purchased the business.

Item 6. Executive Compensation.

        No executive officer received compensation of a least $100,000 during the year ended December 31, 2003. No stock options were granted to any executive officer in 2003.

        We do not currently have a stock option plan and have no current plans to implement a stock option plan. Any future plan would be subject to the approval of our board of directors.

        We do not have employment agreements with any of our executives, directors, or employees. We may consider from time to time the benefit of entering into an employment agreement with one or more executives or employees. All such decisions will be made by our board of directors.

Item 7. Certain Relationships and Related Transactions

        In connection with our initial capitalization Mr. Brooks and Mr. Schulle contributed an aggregate of 664,179 shares of common stock of Petrosearch Corporation to us. These shares were valued at $0.75 per share, or $483,174 for financial statement purposes since that was the cash value being paid for the restricted common stock being offered through a private placement. In consideration for such contribution we issued an aggregate of 5,715,658 shares of our common stock to Mr. Brooks, Mr. Schulle, and certain trusts associated with them.

        In connection with our acquisition of San Diego Airmotive, we agreed to pay Mark S. Allen $125,000 in cash and to assume certain obligations owed by San Diego Airmotive and Mr. Allen incurred in connection with the business in the aggregate amount of approximately $172,000. The balance of these obligations at December 31, 2003, and June 30, 2004, were $232,338 and $152,955, respectively. Mr. Allen has made a formal demand on us that we pay him the balance of $55,000 of the purchase price owed him and arrange for the assumption of his personal loan from a bank in the amount of $55,500 on or before October 3, 2004.

        We have entered into a placement agent agreement with Aurora Financial Services, L.L.C., a registered broker dealer, to sell shares on a best efforts basis in connection with our private placement of 4,000,000 shares of common stock. We have agreed to pay Aurora Financial Services a commission of 10% on the gross proceeds to us from such offering. We have paid $31,335 to Aurora Financial Services through June 30, 2004, pursuant to the placement agent agreement. Martex Trading Company, which is owned by Henry A. Schulle, Henry L. Schulle, and Mr. Brooks, is a controlling member of Aurora Financial Services.

Item 8. Description of Securities

        Our authorized stock consists of 100,000,000 shares of common stock with a par value of $.001 and 20,000,000 shares of preferred stock with a par value of $1.00. As of June 30, 2004, 27,865,566 shares of common stock were issued and outstanding. The following summary of certain provisions of our capital stock does not purport to be complete and is subject to and qualified in its entirety by our articles of incorporation and bylaws, in each case, as amended to date, which are incorporated in this prospectus by reference as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable law.

Common Stock

        Each share of common stock has the same relative rights and is identical in all respects with every other share of common stock. Each share is entitled to one vote for each share held of record on all matters submitted to a vote of shareholders, including the election of directors. All voting is noncumulative, which means that the holders of a majority of the shares voting for the election of the directors can elect all the directors, and the holders of the remaining shares will not be able to elect any directors. Directors are elected by a plurality vote, i.e, the nominee receiving the most votes even though less than a majority is elected. The board of directors may issue shares for consideration of previously authorized but unissued stock without stockholder action. Holders of common stock are not entitled to preemptive rights with respect to the issuance of shares, redemption rights, or sinking fund provision.

        The holders of outstanding shares of common stock are entitled to receive pro rata dividends and distributions out of assets legally available at such times and in such amounts as our board of directors may determine to be in the best interests of the shareholders subject to any prior rights of outstanding shares of preferred stock. Upon liquidation, dissolution, or winding up, the holders of the common stock are entitled to receive pro rata all of the assets available for distribution to common shareholders.

        All outstanding shares of common stock are fully paid and non-assessable. No material potential liabilities are anticipated to be imposed on shareholders under state statutes.

        There are no outstanding options, warrants, or calls to purchase any of the authorized shares of common stock other than a common stock purchase warrant issued to Dr. Ross to purchase 500,000 shares of our common shares at a purchase price of $0.25 per share.

Preferred Stock

        We are also authorized to issue up to 20,000,000 shares of preferred stock from time to time in one or more series. Subject to the provisions of our articles of incorporation and limitations prescribed by law, our board of directors may adopt resolutions to issue shares of preferred stock, to fix the number of shares, to change the number of shares constituting any series, and establish the voting rights, designations, rights, preferences, relative participating, option, or special rights, qualifications, limitations, and restrictions of each class or series of preferred stock, including dividend rates, terms of redemption, redemption prices, conversion rights, and liquidation preferences of the shares constituting any series of preferred stock, in each case without any further action or vote by our shareholders.

        Undesignated preferred stock may enable our board of directors to render more difficult or to discourage an attempt to obtain control of us by means of a tender offer, proxy contest, merger or otherwise, and to thereby protect the continuity of the our management. The issuance of shares of preferred stock may adversely affect the rights of the holders of common stock or any existing preferred stock. For example, any preferred stock issued may rank prior to the our common stock or any existing preferred stock as to dividend rights, liquidation preference or both, may have full or limited voting rights, and may be convertible into shares of common stock or any existing preferred stock. As a result, the issuance of shares of preferred stock may discourage bids for our common stock or may otherwise adversely affect the market price of the common stock or any existing preferred stock.

Additional Information Describing Securities

        For additional information regarding our securities, you may view our Articles of Incorporation and by-laws which are available for inspection at our offices or which can be viewed through the SEC Internet site at http://www.sec.gov as exhibits to the registration statement on Form 10SB. You may also choose to review applicable statutes of the state of Texas for a description concerning statutory rights and liabilities of shareholders.

Reports to Shareholders

        We will furnish to holders of our common stock annual reports containing audited financial statements examined and reported upon, and with an opinion expressed by, an independent certified public accountant. We may issue other unaudited interim reports to our shareholders as we see as appropriate.

Transfer Agent

        Our transfer agent is Corporate Stock Transfer, Inc., 3200 Cherry Creek Drive South, Suite 430, Denver, Colorado 80209.

Part II

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters

Market Information

        We have not previously had a public market for our common stock. Therefore, there has been no price history of our common stock. We have no outstanding options or warrants to purchase, or securities convertible into, our common equity other than a stock purchase warrant for 500,000 shares issued to Dr. Ross. We have not agreed to register any shares under the Securities Act for sale by our shareholders; however, all outstanding shares, will be eligible for sale under SEC Rule 144, subject, in the case of affiliates, to meeting the minimum holding period and volume limitations set forth in Rule 144, and, in the case of all other shareholders, to the volume limitations imposed upon shares not held for at least two years. As of September 1, 2004, no shares are eligible for immediate sale under Rule 144. No shares are being offered or have been proposed to be publicly offered by us.

        We commenced an offering of 4,000,000 shares of our common stock under Rule 504 of Regulation D in December 2003. The offering was completed in August 2004. Approximately 3,433,100 shares offered and sold in connection with the Rule 504 offering were offered and sold according to state law exemptions identified in section (b)(1)(iii) of Rule 504 and accordingly do not contain any limitation on their resale other than any limitation imposed by applicable state law.

        There are approximately 325 holders of our common stock as of September 1, 2004.

Dividend Policy

        We have not paid cash dividends on our common stock since our inception. We do not intend to pay cash dividends on our common stock in the foreseeable future. We currently intend to reinvest earnings, if any, in the development and expansion of our business. The declaration of dividends in the future will be at the election of our board of directors and will depend upon our earnings, capital requirements, and financial position, general economic conditions, and other relevant factors.

The Penny Stock Rules

        Our common stock may be considered a penny stock. Penny stocks are securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock rules" that impose additional sales practice requirements on broker-dealers who sell penny stock securities to persons other than established customers and accredited investors. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of penny stock securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the "penny stock rules" require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock rules" may restrict the ability of broker-dealers to sell our securities and may have the effect of reducing the level of trading activity of our common stock in the secondary market. The foregoing required penny stock restrictions will not apply to our common stock if our market price is $5.00 or greater. The price of our common stock may not reach or maintain a $5.00 price level.

        When this registration statement becomes effective and our securities become registered, our shares will likely have a trading price of less than $5.00 per share and will not be traded on any exchange. Therefore, our shares will become subject to the penny stock rules and investors may find it more difficult to sell their securities, should they desire to do so.

Item 2. Legal Proceedings

        We are not currently involved in any material legal proceedings. From time to time, however, we may be subject to claims and lawsuits arising in the normal course of business.

Item 3. Changes in and Disagreements with Accountants

        None

Item 4. Recent Sales of Unregistered Securities

        We were originally organized as a subsidiary of Texas Commercial Resources, Inc. The terms of the merger of Texas Commercial Resources and Petrosearch Corporation completed in the fourth quarter of 2003 contemplated that prior to the merger, a holding company structure would be created and the existing operations of Texas Commercial Resources would be spin-off to its stockholders. Because of certain legal proceedings involving Texas Commercial Resources a decision was made to incorporate a new entity, TexCom, Inc., to assume certain of Texas Commercial Resources' business plans and to spin-off TexCom, Inc. In December 2003, Texas Commercial Resources distributed shares of our common stock to the holders of its common stock in the form of a stock dividend on the basis of one share of our common stock for each share of Texas Commercial Resources' common stock owned. An aggregate of 17,220,733 shares of our common stock were distributed to the holders of Texas Commercial Resources common stock. The distribution of our shares did not constitute a "sale" within the meaning of Section 2(3) of the Securities Act because there was no disposition of securities by Texas Commercial Resources for value and no new investment decision by holder's of Texas Commercial Resources securities receiving our shares. The stockholders of Texas Commercial Resources did not provide any consideration to Texas Commercial Resources for our shares. The holders of our common stock can only transfer the securities in specific limited situations and our transfer books include stop transfer instructions that indicate the transfer limits. There has not been and is not currently any trading market in our shares.

        In connection with our initial capitalization Mr. Brooks and Henry L. Schulle contributed an aggregate of 664,179 shares of common stock of Petrosearch Corporation to us. These shares were contributed on December 9, 2003, at which time the closing price of the Petrosearch common stock was $2.22 per share or $1,430,077. At December 31, 2003, the closing sale price was $3.20 per share. The shares were valued at $0.75 per share, or $483,174, for financial statement purposes since that was the cash value being paid for restricted common stock through a private placement. In consideration for such contribution we issued an aggregate of 5,715,658 shares of our common stock to Mr. Brooks, Mr. Schulle, and certain trusts associated with them. Such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. Mr. Brooks and Mr. Schulle are directors and officers of TexCom and had access to information enabling them to evaluate the merits and risks of the transaction on the date of sale. We issued the shares subject to resale restrictions. Mr. Brooks and Mr. Schulle are sophisticated investors in that they are our directors and officers; are able to read, understand, and interpret financial statements; and are familiar with our business and operations.

        In connection with our initial capitalization we also issued 1,500,000 shares of common stock to Petrosearch Corporation in satisfaction of certain claims by Petrosearch Corporation arising out of its merger with Texas Commercial Resources, Inc..

        In December 2003, we issued 403,632 shares to Dr. Ross upon his agreement to serve as President and as consideration for services provided to us. Such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We issued the shares subject to resale restrictions. Dr. Ross is a sophisticated investor; is able to read, understand, and interpret financial statements; and is familiar with our business and operations. He had access to corporate and financial information about us enabling him to evaluate the merits and risks of the transaction, was in possession of all material information relating to us, and was allowed to ask questions of management.

        On December 26, 2003, we acquired San Diego Airmotive and SkyPatrol Aviation, Inc. We issued 773,785 shares of our common stock to the owners of San Diego Airmotive and SkyPatrol Aviation, valued at $0.25 per share, as partial consideration for the purchase price. Such transaction was exempt from registration pursuant to Section 4(2) of the Securities Act as a transaction by an issuer not involving a public offering. We issued the shares subject to resale restrictions. The recipients of our shares were sophisticated investors; able to read, understand, and interpret financial statements; and were familiar with our business and operations. They had access to corporate and financial information about us enabling them to evaluate the merits and risks of the transaction, were in possession of all material information relating to us, and were allowed to ask questions of management.

        In December 2003, we commenced a private placement offering of 4,000,000 shares of our common stock at a purchase price of $0.25 per share. The private placement is being made under Section 4(2) of the Securities Act and Rules 504 of Regulation D. As of August 31, 2004, we had sold an aggregate of 4,000,000 shares to 98 purchasers pursuant to this private placement. The investors were sophisticated investors who were knowledgeable about our operations and financial condition at the time of purchasing the shares and were able to evaluate the risks and merits of purchasing the shares. The offering was made in accordance with the general terms and conditions of Rule 501 and Rule 502(a), (c) and (d), except that approximately 3,433,100 shares offered and sold in connection with the Rule 504 offering were offered and sold according to state law exemptions identified in section (b)(1)(iii) of Rule 504 and accordingly do not contain any limitation on their resale other than restrictions imposed by applicable state law.

        In connection with the Rule 504 offering, we issued 266,667 shares to United Managers Group as compensation for consulting services. In addition, we issued 50,000 shares to Diane Lewis, 2,000 shares to Robert Lewis, and 2,000 shares to Neal Johnson as finders fees. Such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. We issued the shares subject to resale restrictions. United Managers Group, Ms. Lewis, and Messrs. Lewis and Johnson are sophisticated investors; are able to read, understand, and interpret financial statements; and are familiar with our business and operations. They had access to corporate and financial information about us enabling them to evaluate the merits and risks of the transaction, were in possession of all material information relating to us, and were allowed to ask questions of management.

        On August 6, 2004, we issued 150,000 shares to each of Mr. Brooks, Dr. Ross, and Henry L. Schulle as consideration for services provided to us. Such transactions were exempt from registration pursuant to Section 4(2) of the Securities Act as transactions by an issuer not involving a public offering. We issued the shares subject to resale restrictions. Messrs. Brooks, Schulle, and Ross are sophisticated investors; are able to read, understand, and interpret financial statements; and are familiar with our business and operations. They had access to corporate and financial information about us enabling them to evaluate the merits and risks of the transaction, were in possession of all material information relating to us, and were allowed to ask questions of management.

Item 5. Indemnification of Directors and Officers

        Article 1302-7.06 of the Texas Miscellaneous Corporation Laws Act provides that the articles of incorporation may provide that a director of the corporation shall not be liable, or shall be liable only to the extent provided in the articles of incorporation, to the corporation or its shareholders or members for monetary damages for an act or omission in the director's capacity as a director, except that Article 1302-7.06 does not authorize the elimination or limitation of liability of a director to the extent the director is found liable for: (1) a breach of the director's duty of loyalty to the corporation or its shareholders or members, (2) an act or omission not in good faith that constitutes a breach of duty of the director to the corporation or an act or omission that involves intentional misconduct or a knowing violation of the law, (3) a transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (4) an act or omission for which the liability of a director is expressly provided by an applicable statute.

        We intend to amend our articles of incorporation to include the following provision:

        Article 8

          No director of the Corporation shall be personally liable to the Corporation or its stockholder for monetary damages for breach of fiduciary duty as a director, except for liability (1) for any breach of the director's duty of loyalty to the Corporation or its stockholders, (2) for acts or omissions not in good faith that constitute a breach of fiduciary duty to the Corporation or which involve intentional misconduct or a knowing violation of law, (3) for any transaction from which the director received an improper benefit, whether or not the benefit resulted from an action taken within the scope of the director's office, or (4) an act or omission for which liability of a director is expressly provided by applicable statute. If the Texas Miscellaneous Corporation Laws Act or the Business Corporation Act is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Texas Miscellaneous Corporation Laws Act or Texas Business Corporation Act, as so amended. Any repeal or modification of this Article by the stockholders of the Corporation shall be prospective only, and shall not adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such repeal or modification.

        Article 2.02-1 of the Texas Business Corporation Act provides as follows:

        A.    In this article:

          (1)   "Corporation" includes any domestic or foreign predecessor entity of the corporation in a merger, conversion, or other transaction in which some or all of the liabilities of the predecessor are transferred to the corporation by operation of law and in any other transaction in which the corporation assumes the liabilities of the predecessor but does not specifically exclude liabilities that are the subject matter of this article.

          (2)   "Director" means any person who is or was a director of the corporation and any person who, while a director of the corporation, is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity.

          (3)   "Expenses" include court costs and attorneys' fees.

          (4)   "Official capacity" means

            (a)   when used with respect to a director, the office of director in the corporation, and

            (b)   when used with respect to a person other than a director, the elective or appointive office in the corporation held by the officer or the employment or agency relationship undertaken by the employee or agent in behalf of the corporation, but

            (c)   in both Paragraphs (a) and (b) does not include service for any other foreign or domestic corporation or any employee benefit plan, other enterprise, or other entity.

          (5)   "Proceeding" means any threatened, pending, or completed action, suit, or proceeding, whether civil, criminal, administrative, arbitrative, or investigative, any appeal in such an action, suit, or proceeding, and any inquiry or investigation that could lead to such an action, suit, or proceeding.

        B.    A corporation may indemnify a person who was, is, or is threatened to be made a named defendant or respondent in a proceeding because the person is or was a director only if it is determined in accordance with Section F of this article that the person:

          (1)   conducted himself in good faith;

          (2)   reasonably believed:

            (a)   in the case of conduct in his official capacity as a director of the corporation, that his conduct was in the corporation's best interests; and

            (b)   in all other cases, that his conduct was at least not opposed to the corporation's best interests; and

          (3)   in the case of any criminal proceeding, had no reasonable cause to believe his conduct was unlawful.

        C.    Except to the extent permitted by Section E of this article, a director may not be indemnified under Section B of this article in respect of a proceeding:

          (1)   in which the person is found liable on the basis that personal benefit was improperly received by him, whether or not the benefit resulted from an action taken in the person's official capacity; or

          (2)   in which the person is found liable to the corporation.

        D.    The termination of a proceeding by judgment, order, settlement, or conviction, or on a plea of nolo contendere or its equivalent is not of itself determinative that the person did not meet the requirements set forth in Section B of this article. A person shall be deemed to have been found liable in respect of any claim, issue or matter only after the person shall have been so adjudged by a court of competent jurisdiction after exhaustion of all appeals therefrom.

        E.    A person may be indemnified under Section B of this article against judgments, penalties (including excise and similar taxes), fines, settlements, and reasonable expenses actually incurred by the person in connection with the proceeding; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification (1) is limited to reasonable expenses actually incurred by the person in connection with the proceeding and (2) shall not be made in respect of any proceeding in which the person shall have been found liable for willful or intentional misconduct in the performance of his duty to the corporation.

        F.     A determination of indemnification under Section B of this article must be made:

          (1)   by a majority vote of a quorum consisting of directors who at the time of the vote are not named defendants or respondents in the proceeding;

          (2)   if such a quorum cannot be obtained, by a majority vote of a committee of the board of directors, designated to act in the matter by a majority vote of all directors, consisting solely of two or more directors who at the time of the vote are not named defendants or respondents in the proceeding;

          (3)   by special legal counsel selected by the board of directors or a committee of the board by vote as set forth in Subsection (1) or (2) of this section, or, if such a quorum cannot be obtained and such a committee cannot be established, by a majority vote of all directors; or

          (4)   by the shareholders in a vote that excludes the shares held by directors who are named defendants or respondents in the proceeding.

        G.    Authorization of indemnification and determination as to reasonableness of expenses must be made in the same manner as the determination that indemnification is permissible, except that if the determination that indemnification is permissible is made by special legal counsel, authorization of indemnification and determination as to reasonableness of expenses must be made in the manner specified by Subsection (3) of Section F of this article for the selection of special legal counsel. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the indemnification permitted under Section B of this article shall be deemed to constitute authorization of indemnification in the manner required by this section even though such provision may not have been adopted or authorized in the same manner as the determination that indemnification is permissible.

        H.    A corporation shall indemnify a director against reasonable expenses incurred by him in connection with a proceeding in which he is a named defendant or respondent because he is or was a director if he has been wholly successful, on the merits or otherwise, in the defense of the proceeding.

        I.     If, in a suit for the indemnification required by Section H of this article, a court of competent jurisdiction determines that the director is entitled to indemnification under that section, the court shall order indemnification and shall award to the director the expenses incurred in securing the indemnification.

        J.     If, upon application of a director, a court of competent jurisdiction determines, after giving any notice the court considers necessary, that the director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances, whether or not he has met the requirements set forth in Section B of this article or has been found liable in the circumstances described by Section C of this article, the court may order the indemnification that the court determines is proper and equitable; but if the person is found liable to the corporation or is found liable on the basis that personal benefit was improperly received by the person, the indemnification shall be limited to reasonable expenses actually incurred by the person in connection with the proceeding.

        K.    Reasonable expenses incurred by a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding may be paid or reimbursed by the corporation, in advance of the final disposition of the proceeding and without the determination specified in Section F of this article or the authorization or determination specified in Section G of this article, after the corporation receives a written affirmation by the director of his good faith belief that he has met the standard of conduct necessary for indemnification under this article and a written undertaking by or on behalf of the director to repay the amount paid or reimbursed if it is ultimately determined that he has not met that standard or if it is ultimately determined that indemnification of the director against expenses incurred by him in connection with that proceeding is prohibited by Section E of this article. A provision contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, or an agreement that makes mandatory the payment or reimbursement permitted under this section shall be deemed to constitute authorization of that payment or reimbursement.

        L.    The written undertaking required by Section K of this article must be an unlimited general obligation of the director but need not be secured. It may be accepted without reference to financial ability to make repayment.

        M.   A provision for a corporation to indemnify or to advance expenses to a director who was, is, or is threatened to be made a named defendant or respondent in a proceeding, whether contained in the articles of incorporation, the bylaws, a resolution of shareholders or directors, an agreement, or otherwise, except in accordance with Section R of this article, is valid only to the extent it is consistent with this article as limited by the articles of incorporation, if such a limitation exists.

        N.    Notwithstanding any other provision of this article, a corporation may pay or reimburse expenses incurred by a director in connection with his appearance as a witness or other participation in a proceeding at a time when he is not a named defendant or respondent in the proceeding.

        O.    An officer of the corporation shall be indemnified as, and to the same extent, provided by Sections H, I, and J of this article for a director and is entitled to seek indemnification under those sections to the same extent as a director. A corporation may indemnify and advance expenses to an officer, employee, or agent of the corporation to the same extent that it may indemnify and advance expenses to directors under this article.

        P.     A corporation may indemnify and advance expenses to persons who are not or were not officers, employees, or agents of the corporation but who are or were serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity to the same extent that it may indemnify and advance expenses to directors under this article.

        Q.    A corporation may indemnify and advance expenses to an officer, employee, agent, or person identified in Section P of this article and who is not a director to such further extent, consistent with law, as may be provided by its articles of incorporation, bylaws, general or specific action of its board of directors, or contract or as permitted or required by common law.

        R.    A corporation may purchase and maintain insurance or another arrangement on behalf of any person who is or was a director, officer, employee, or agent of the corporation or who is or was serving at the request of the corporation as a director, officer, partner, venturer, proprietor, trustee, employee, agent, or similar functionary of another foreign or domestic corporation, employee benefit plan, other enterprise, or other entity, against any liability asserted against him and incurred by him in such a capacity or arising out of his status as such a person, whether or not the corporation would have the power to indemnify him against that liability under this article. If the insurance or other arrangement is with a person or entity that is not regularly engaged in the business of providing insurance coverage, the insurance or arrangement may provide for payment of a liability with respect to which the corporation would not have the power to indemnify the person only if including coverage for the additional liability has been approved by the shareholders of the corporation. Without limiting the power of the corporation to procure or maintain any kind of insurance or other arrangement, a corporation may, for the benefit of persons indemnified by the corporation, (1) create a trust fund; (2) establish any form of self-insurance; (3) secure its indemnity obligation by grant of a security interest or other lien on the assets of the corporation; or (4) establish a letter of credit, guaranty, or surety arrangement. The insurance or other arrangement may be procured, maintained, or established within the corporation or with any insurer or other person deemed appropriate by the board of directors regardless of whether all or part of the stock or other securities of the insurer or other person are owned in whole or part by the corporation. In the absence of fraud, the judgment of the board of directors as to the terms and conditions of the insurance or other arrangement and the identity of the insurer or other person participating in an arrangement shall be conclusive and the insurance or arrangement shall not be voidable and shall not subject the directors approving the insurance or arrangement to liability, on any ground, regardless of whether directors participating in the approval are beneficiaries of the insurance or arrangement.

        S.     Any indemnification of or advance of expenses to a director in accordance with this article shall be reported in writing to the shareholders with or before the notice or waiver of notice of the next shareholders' meeting or with or before the next submission to shareholders of a consent to action without a meeting pursuant to Section A, Article 9.10, of this Act and, in any case, within the 12-month period immediately following the date of the indemnification or advance.

        T.     For purposes of this article, the corporation is deemed to have requested a director to serve as a trustee, employee, agent, or similar functionary of an employee benefit plan whenever the performance by him of his duties to the corporation also imposes duties on or otherwise involves services by him to the plan or participants or beneficiaries of the plan. Excise taxes assessed on a director with respect to an employee benefit plan pursuant to applicable law are deemed fines. Action taken or omitted by a director with respect to an employee benefit plan in the performance of his duties for a purpose reasonably believed by him to be in the interest of the participants and beneficiaries of the plan is deemed to be for a purpose which is not opposed to the best interests of the corporation.

        U.    The articles of incorporation of a corporation may restrict the circumstances under which the corporation is required or permitted to indemnify a person under Section H, I, J, O, P, or Q of this article.

        We intend to amend our articles of incorporation to include the following provision:

        Article 9

          The Corporation shall, to the maximum extent permitted from time to time under the Texas Business Corporation Act, indemnify and upon request shall advance expenses to any person who is or was a party or is threatened to be made a party to any threatened, pending or completed action suit, proceeding or claim, whether civil, criminal, administrative or investigative by reason of the fact that he is or was or has agreed to be a director or officer of the Corporation, or while a director or officer is or was serving at the request of the Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding or claim, whether civil, criminal, administrative or investigative, by reason of the fact that he is or was or has agreed to be a director or officer of the Corporation, or while a director or officer is or was serving at the request of the Corporation as Corporation as a director, officer, employee, or agent of another corporation, partnership, joint venture, trust, or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys' fees and expenses), judgments, fines, penalties and amounts paid in settlement or incurred in connection with the investigation, preparation to defend or defense of such action, suit, proceeding, claim or counterclaim initiated by or on behalf of such person. Such indemnification shall not be exclusive of other indemnification rights arising under any bylaw, agreement, vote of directors or stockholders or otherwise and shall inure to the benefit of the heirs and legal representatives of such person. Any repeal or modification of the foregoing provisions of this Article 9 shall be prospective only and shall not adversely affect any right or protection of a director or officer of the Corporation existing at the time of such repeal or modification.

        Our bylaws include indemnification provisions that generally provide indemnification to our directors and officers in the manner and to the extent permitted by Article 2.02-1 of the Texas Business Corporation Act. However, the provisions corresponding to Article 2.01-1(K) are mandatory rather than permissive.

        Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Act") may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

        In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

        There is no pending litigation or proceeding involving any of our directors, officers, employees, or other agents as to which indemnification is being sought, and we are not aware of any pending or threatened litigation that may result in claims for indemnification by any officer, director, employee, or agent.

Part F/S

        Our financial statements are attached to this registration statement and filed as part hereof.

Part III

Item 1. Exhibits

        (2)   Charter and By-Laws

          *2.1 Composite Articles of Incorporation

          *2.2 Bylaws

        (3)   Instruments Defining the Rights of Security Holders

          *3.1 Specimen Stock Certificate

        (5)   Voting Trust Agreement—None

        (6)   Material Agreements—None

        (7)   Material Foreign Patents—None

        (12) Additional Exhibits—None

        (13) Form F-X—None

*
Previously filed

Signatures

        In accordance with Section 12 of the Securities Act of 1934, the registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized.

October 14, 2004
TexCom, Inc.
By /s/ LOUIS A. ROSS Louis A. Ross, President

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

PAGE
TexCom, Inc. Consolidated Financial Statements:
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Balance Sheets as of December 31, 2003, and June 30, 2004 (Unaudited)	F-3
Consolidated Statement of Operations for the periods from inception, December 9, 2003, to December 31, 2003 and the six months ended June 30, 2004 (Unaudited)	F-4
Consolidated Statement of Stockholders' Equity for the periods from inception, December 9, 2003, to December 31, 2003 and the six months ended June 30, 2004 (Unaudited)	F-5
Consolidated Statement of Cash Flows for the period from inception, December 9, 2003, to December 31, 2003 and the six months ended June 30, 2004 (Unaudited)	F-6
Notes to Consolidated Financial Statements	F-7
San Diego Airmotive
Report of Independent Registered Public Accounting Firm	F-15
Balance Sheet as of December 31, 2003 and 2002	F-16
Statement of Operations and Accumulated Deficit for the year ended December 31, 2003 and for the period from inception, November 21, 2002, to December 31, 2002	F-17
Statement of Cash Flows for the year ended December 31, 2003 and for the period from inception, November 21, 2002, to December 31, 2002	F-18
Notes to Financial Statements	F-19
Balance Sheet as of June 30, 2003 (Unaudited)	F-25
Statement of Operations and accumulated Deficit for the six months ended June 30, 2003 (Unaudited)	F-26
Statement of Cash Flows for the six months ended June 30, 2003 (Unaudited)	F-27

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
TexCom, Inc.

We have audited the accompanying consolidated balance sheet of TexCom, Inc. as of December 31, 2003, and the related consolidated statements of operations, stockholders' equity and cash flows for the period from inception, December 9, 2003, to December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of TexCom, Inc. at December 31, 2003, and the consolidated results of their operations and their cash flows for the period from inception, December 9, 2003, to December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

        Ham, Langston & Brezina, LLP

Houston, Texas
July 21, 2004

TEXCOM, INC.
CONSOLIDATED BALANCE SHEETS

Assets	December 31, 2003	June 30, 2004
		(Unaudited)
Current Assets:
Cash and cash equivalents	$28,964	$13,595
Accounts receivable, net	9,139	45,356
Inventories	22,984	22,984
Investment securities, available for sale	483,174	483,174
Prepaid expenses and other	330	330

Total Current Assets	544,591	565,439
Property and equipment, net	63,864	55,881
Goodwill	484,146	484,146

Total Assets	$1,092,601	$1,105,466

Liabilities and Stockholders' Equity
Current Liabilities:
Notes payable to financial institutions	$116,033	$—
Accounts payable	34,760	133,339
Accrued liabilities	33,836	104,678
Notes payable to shareholders	232,338	152,955

Total Current Liabilities	416,967	390,972
Commitments and Contingencies
Stockholders' Equity:
Common Stock, $.001 par value, 100,000,000 shares authorized; 26,135,066 and 27,865,566 shares issued and outstanding	26,135	27,866
Additional paid-in capital	881,708	1,312,602
Unissued common stock	—	144,000
Accumulated deficit	(232,209)	(769,974)

Total Stockholders' Equity	675,634	714,494

Total Liabilities and Stockholders' Equity	$1,092,601	$1,105,466

See accompanying notes to consolidated financial statements

TEXCOM, INC.
CONSOLIDATED STATEMENT OF OPERATIONS

	For the period from inception, December 9, 2003, to December 31, 2003	For the six months ended June 30, 2004
		(Unaudited)
Sales	$300	$286,542
Cost of sales	6,241	197,225

Gross profit (loss)	(5,941)	89,317
Selling, general and administrative expenses	222,959	622,855

Operating Loss	(228,900)	(533,538)
Interest expense	(3,309)	(4,227)

Net Loss	$(232,209)	$(537,765)

Net Loss Per Share:
Net Loss Per Common Share—basic and diluted	$(0.01)	$(0.02)

Weighted Average Number of Common Shares Outstanding—basic and diluted	26,104,320	27,202.357

See accompanying notes to consolidated financial statements

TEXCOM, INC.
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
for the period from inception, December 9, 2003, to June 30, 2004

	Common Stock
			Additional Paid-In Capital	Unissued Common Stock	Accumulated Deficit
	Shares	Amount				Total
Balance at inception, December 9, 2003	—	$—	$—	$—	$—	$—
Issuance of common stock upon initial capitalization	18,720,733	18,721	(18,721)	—	—	—
Issuance of common stock for investment securities	5,715,658	5,716	477,458	—	—	483,174
Issuance of common stock for cash	200,500	200	49,925	—	—	50,125
Issuance of common stock for services	724,300	724	180,351	—	—	181,075
Issuance of common stock for acquisition	773,875	774	192,695	—	—	193,469
Net loss	—	—	—	—	(232,209)	(232,209)

Balance at December 31, 2003	26,135,066	$26,135	$881,708	$—	$(232,209)	$675,634

Issuance of common stock for cash	1,730,500	1,731	430,894	—	—	432,625
Unissued common stock for accrued compensation	—	—	—	144,000	—	144,000
Net loss (Unaudited)	—	—	—	—	(537,765)	(537,765)

Balance at June 30, 2004 (Unaudited)	27,865,566	$27,866	$1,312,602	$144,000	$(769,974)	$714,494

See accompanying notes to consolidated financial statements

TEXCOM, INC.
CONSOLIDATED STATEMENT OF CASH FLOWS

	For the period from inception, December 9, 2003, to December 31, 2003	For the six months ended June 30, 2004
		(Unaudited)
Cash flows from operating activities:
Net loss	$(232,209)	$(537,765)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	—	7,983
Non-cash compensation expenses	181,075	144,000
Changes in assets and liabilities (net of acquisition):
Accounts receivable	6,861	(36,217)
Accounts payable and accrued expenses	23,112	169,421

Net cash used in operating activities	(21,161)	(252,578)

Cash flows from financing activities:
Payments on notes payable to financial institutions	—	(116,033)
Payments on notes payable to shareholders	—	(79,383)
Proceeds from sale of common stock	50,125	432,625

Net cash provided by financing activities	50,125	237,209

Net increase (decrease) in cash and cash equivalents	28,964	(15,369)
Cash and cash equivalents, beginning of year	—	28,964

Cash and cash equivalents, end of year	$28,964	$13,595

See accompanying notes to consolidated financial statements

TEXCOM, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1—SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business and Basis of Presentation

        TexCom, Inc. (the "Company"), a Texas corporation, was incorporated on December 9, 2003, for the purpose of acquiring certain energy related businesses and developing them to their logical and full commercial potential. The Company's business plan is to acquire, consolidate, and grow businesses in related fields. Three specific categories of businesses on which the Company is currently focusing its efforts are those engaged in (1) non-hazardous oilfield waste disposal, (2) production of Biodiesel from renewable resources, and (3) airmotive services consisting of aerial patrol services and aircraft inspection and maintenance. The Company's intention is to interface or interact with the exploration and production phase of the energy industry through the waste disposal business, with the fuels distribution and marketing phase of the energy industry through Biodiesel production and marketing, and with the operations phase of the natural gas pipeline industry through the aerial patrol services business.

        Effective December 26, 2003, the Company acquired 100% of San Diego Airmotive and SkyPatrol Aviation, Inc., which provide aircraft inspection and maintenance and aerial patrol services in San Diego, California. This acquisition has been accounted for using the purchase method of accounting and the results of operations of these acquired entities have been consolidated with the Company's since the date of acquisition.

        The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Use of Estimates and Assumptions

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Summary of Significant Accounting Policies

        Cash and Cash Equivalents—The Company considers any highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

        Investment Securities—Investment securities represent 644,179 shares of Petrosearch Corporation restricted common stock. These investment securities are classified as available-for-sale and are carried at fair value, with unrealized holding gains and losses, net of tax, reported as a separate component of stockholders' equity. The fair value of the investment securities is based on the trading price of the restricted common stock.

        Inventories—Inventories consist of parts and supplies used in the maintenance and repair of aircraft and are valued at the lower of cost (specific identification) or market.

        Property and Equipment—Property and equipment are stated at cost less accumulated depreciation. Expenditures for normal repairs and maintenance are charged to expense as incurred. Fixed assets are depreciated using the straight-line method for financial reporting purposes over their estimated useful lives of 3 to 7 years.

        Impairment of Long-Lived Assets—Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying value amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

        Goodwill—Goodwill at December 31, 2003 represents the excess of the purchase price of San Diego Airmotive and SkyPatrol Aviation, Inc. over the fair value of the net assets acquired. In accordance with SFAS 142, the Company reviews goodwill for impairment on at least an annual basis, or on an interim basis if an event occurs or circumstances change that could indicate its fair value has diminished or been impaired. The impairment test is performed in two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of goodwill to its carrying value. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the goodwill with the carrying amount, to measure the amount of the goodwill impairment, if any.

        Income Taxes—The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance, if necessary, is provided against deferred tax assets, based upon management's assessment as to their realization.

        Loss Per Common Share—The Company provides basic and dilutive loss per common share information for each year presented. The basic net loss per common share is computed by dividing the net loss by the weighted average number of common shares outstanding. Diluted net loss per common share is computed by dividing the net loss, adjusted on an "as if converted" basis, by the weighted average number of common shares outstanding plus potential dilutive securities. For the period from inception, December 9, 2003, to December 31, 2003, potential dilutive securities had an anti-dilutive effect and were not included in the calculation of diluted net loss per common share.

        Revenue Recognition—Revenues are recognized when the services are performed.

        Stock Options—The Company accounts for stock options issued to employees in accordance with APB 25, "Accounting for Stock Issued to Employees." For financial statement disclosure purposes and the issuance of options to non-employees for services rendered, the Company follows SFAS Statement No. 123, "Accounting for Stock-Based Compensation."

        Fair Market Value of Financial Instruments—The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

        Concentration of Credit Risk—Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with major financial institutions selected based upon management's assessment of the banks' financial stability. Balances periodically exceed the $100,000 federal depository insurance limit. The Company has not experienced any losses on deposits. Accounts receivable generally arise from sales of services to customers operating in the United States. Collateral is generally not required for credit granted. The Company provides allowances for potential credit losses when necessary.

        Recently Issued Accounting Pronouncements— In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on the Company's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation", which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure of those effects in interim financial statements. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. The adoption of SFAS No. 148 did not have a significant impact on the Company's financial reporting.

        In January 2003, the FASB issued FASB Interpretation (FIN) No. 46 "Consolidation of Variable Interest Entities." FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIE's were commonly referred to as SPE's. FIN No. 46 is effective immediately for VIE's created after January 31, 2003. This interpretation did not have a material effect on the Company's financial condition or results of operations.

        In April 2003, the FASB issued SFAS No. 149, Amendment to Statement No. 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain instances detailed in the statement, and hedging relationships designated after June 30, 2003. Except as otherwise stated in SFAS No. 149, all provisions should be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial condition or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150, which is effective at the beginning of the first interim period beginning after June 15, 2003, must be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The statement requires that a financial instrument which falls within the scope of the statement to be classified and measured as a liability. The following financial instruments are required to be classified as liabilities: (1) shares that are mandatorily redeemable, (2) an obligation to repurchase the issuer's equity shares or one indexed to such an obligation and that requires or may require settlement by transferring assets and (3) the embodiment of an unconditional obligation that the issuer may or may not settle by issuing a variable number of equity shares if, at inception, the monetary value of the obligation is based on certain measurements defined in the statement. The adoption of this statement did not have a material effect on the Company's financial condition or results of operations.

        Interim Financial Information—The interim financial statements as of June 30, 2004, and for the six months ended June 30, 2004, are unaudited and have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of the Company's management, the unaudited interim financial statements contain all adjustments, all of which are of a normal recurring nature, that are considered necessary for a fair presentation. The results of operations for the interim periods are not necessarily indicative of the results for the entire fiscal year.

NOTE 2—ACQUISITION

        On December 26, 2003, the Company acquired San Diego Airmotive and SkyPatrol Aviation, Inc. both located in San Diego, California. This acquisition has been accounted for using the purchase method of accounting and the results of operations of the acquired entities have been consolidated with the Company's since the date of the acquisition.

        The purchase price of these entities of $373,969 has been funded through the issuance of $180,500 in notes payable and the issuance of 773,875 of shares of the Company's common stock valued at $0.25 per share, or $193,469, which was the fair market value of the stock at the date of acquisition. The purchase price was allocated based on the fair value of the assets acquired less liabilities assumed, resulting in $63,864 being allocated to property and equipment, $22,984 allocated to inventory, $15,975 allocated to accounts receivable and other assets, less liabilities assumed of $213,000, resulting in the recording of goodwill of $484,146.

        The following summary unaudited proforma information presents the consolidated results of operations as if the effective date of the acquisition occurred at January 1, 2003 and 2002, after giving effect to certain adjustments which include increased depreciation expense and the additional common shares outstanding as a result of the acquisition. The summary proforma information is not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each year.

	2003	2002
Sales	$511,490	$401,035

Net loss	$(316,851)	$(49,396)

Basic and dilutive net loss per common share	$(0.01)	$(0.00)

NOTE 3—INVESTMENT SECURITIES

        Effective December 9, 2003, upon initial capitalization of the Company, the two majority shareholders of the Company contributed 644,179 shares of Petrosearch Corporation restricted common stock to the Company in exchange for 5,715,658 shares of the Company's common stock. The Petrosearch Corporation shares were valued at $0.75 per share, or $483,174, which was the fair value of the restricted common stock at the date of contribution. As of December 31, 2003, the fair value of the restricted common stock remained at $0.75 per share and, therefore, there was no unrealized gain or loss at December 31, 2003.

NOTE 4—PROPERTY AND EQUIPMENT

        Major classes of property and equipment consisted of the following at December 31, 2003:

Machinery and equipment	$54,546
Furniture, fixtures and other	9,318

Total property and equipment	63,864
Less accumulated depreciation	—

Total property and equipment, net	$63,864

NOTE 5—NOTES PAYABLE TO FINANCIAL INSTITUTIONS

        Notes payable to financial institutions consist of the following at December 31, 2003:

Note payable to a financial institution, bearing interest at the prime rate (4.0% at December 31, 2003) plus 2% and due in monthly payments of $2,178, including interest, through December 31, 2007. This note is collateralized by all assets of San Diego Airmotive, Inc. and the personal guarantees of the former officers/stockholders of San Diego Airmotive, Inc. Due to the acquisition of San Diego Airmotive, Inc. by the Company, this note was deemed to be in default as of December 31, 2003 and, therefore, became due on demand. As of January 23, 2004 this note was paid in full.	$106,059
Note payable to a financial institution, bearing interest at the prime rate (4.0% at December 31, 2003) plus 2%, interest due monthly and principal due on demand but no later than September 3, 2004. This note is not collateralized but is guaranteed by the former officers/stockholders of San Diego Airmotive, Inc. Due to the acquisition of San Diego Airmotive, Inc. by the Company, this note was deemed to be in default as of December 31, 2003 and, therefore, became due on demand. As of May 28, 2004 this note was paid in full	9,974

Total notes payable to financial institutions	$116,033

        Certain notes payable to banks contain various financial and non-financial covenants, which require the Company, among other things, to maintain certain levels of stockholders' equity and to comply with certain financial ratios. The Company was in violation of these covenants as of December 31, 2003 and the banks could demand full payment of all principal and interest.

NOTE 6—NOTES PAYABLE TO SHAREHOLDERS

        Notes payable to shareholders consisted of the following at December 31, 2003:

Notes payable to a shareholder, principal and interest due on demand, interest accrues at 8% per year. These notes are not collateralized.	$232,338

Total notes payable to shareholders	$232,338

NOTE 7—INCOME TAXES

        Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Significant components of the Company's deferred tax assets and liabilities, at December 31, 2003, were as follows:

Deferred tax assets:
Net operating loss carry-forwards	$17,385

Total deferred tax assets	17,385
Valuation allowance	(17,385)

Net deferred tax assets	$—

        The differences between the statutory income tax rate of 34% and the Company's effective income tax rate are as follows:

	2003	2002
Federal statutory rate	34%	34%
Change in valuation allowance	(34)%	(34)%

Benefit for income taxes	—%	—%

        As of December 31, 2003, for U.S. federal income tax reporting purposes, the Company has approximately $51,000 of unused net operating losses ("NOLs") available for carryforward to future years. The benefit from carryforward of such NOLs will expire during the year ended December 31, 2023. Because United States tax laws limit the time during which NOL carryforwards may be applied against future taxable income, the Company may be unable to take full advantage of its NOL for federal income tax purposes should the Company generate taxable income. Further, the benefit from utilization of NOL carryforwards could be subject to limitations due to material ownership changes that may occur in the Company. Based on such limitations, the Company has significant NOL's for which realization of tax benefits is uncertain.

NOTE 8—STOCKHOLDERS' EQUITY

        In connection with the Company's initial capitalization, the Company issued 18,720,733 shares of its common stock to various shareholders. In addition, as of December 31, 2003 the Company sold 200,500 shares of its common stock for cash proceeds of $50,125 in connection with a Private Placement Memorandum.

NOTE 9—COMMITMENTS

  Lease

        The Company is currently leasing office and hangar space at Ramona Airport in San Diego, California. The long-term operating lease requires monthly payments of $2,069 and expires in June 2006. Future minimum annual rentals under this lease agreement are as follows:

2004	$24,828
2005	24,828
2006	12,414

$62,070

NOTE 10—RELATED PARTY TRANSACTIONS

        The Company has entered into note payable agreements with one of its shareholders (See Note 6). Included in accrued liabilities at December 31, 2003 is accrued interest payable to these shareholders of $3,309 related to these notes. Included in interest expense for the years ended December 31, 2003 was approximately $3,309 of interest related to these notes.

        In connection with the Company's Private Placement Memorandum, the Company is using a brokerage company, owned by an officer and shareholder of the Company, to assist with the sale of its common stock. The Company has agreed to pay this brokerage company a 10% sales commission on all proceeds received from this offering. For the period from inception, December 9, 2003, to December 31, 2003, $4,515 of sales commission was owed to this brokerage company.

NOTE 11—SUPPLEMENTAL CASH FLOW INFORMATION

        During the period from inception, December 9, 2003, to December 31, 2003, the Company engaged in the following non-cash investing and financing activities:

Investment securities contributed by shareholders	$483,174

Acquisition of business:
Fair value of assets acquired	$102,823

Fair value of liabilities assumed (including $180,500 owed to seller)	$393,500

Issuance of common stock to seller	$193,469

NOTE 12—SUBSEQUENT EVENT

        Effective May 1, 2004, the Company issued a warrant to purchase 500,000 shares of its common stock to the President of the Company with an exercise price of $0.25 per share, which approximates the current fair value of the stock at the date of grant. The options were immediately exercisable and expire on May 1, 2007.

        Proforma information regarding net income and earnings per share is required by Statement 123 and 148, and has been determined as if the Company had accounted for its employee stock options and warrants under the fair value method of these Statements. For the warrants granted during the six months ended June 30, 2004, the fair value of such warrants was estimated at the date of grant using a Black-Scholes option-pricing model with the following assumptions:

Dividend yield	-0-
Expected volatility	200%
Risk free interest	2.50%

        The Black-Scholes option valuation model was developed for use in estimating fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options and warrants have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options or warrants.

        For purposes of proforma disclosures, the estimated fair value of the options and warrants is included in expense over the vesting period or expected life of the option or warrant.

Six Months Ended June 30, 2004
(Unaudited)
Net loss, as reported	$(537,765)
Less stock-based compensation calculated in accordance with SFAS 123	(114,950)

Proforma net loss	$(652,715)

Basic and fully diluted net loss per common share, as reported	$(0.02)

Basic and fully diluted proforma net loss per common share	$(0.02)

 Report of Independent Registered Public Accounting Firm

To the Stockholders
San Diego Airmotive:

        We have audited the accompanying balance sheet of San Diego Airmotive as of December 31, 2003 and 2002, and the related statements of operations and accumulated deficit and cash flows for the year ended December 31, 2003 and for the period from inception, November 21, 2002, to December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of San Diego Airmotive at December 31, 2003 and 2002, and the results of its operations and cash flows for the year ended December 31, 2003 and for the period from inception, November 21, 2002, to December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

Ham, Langston & Brezina, LLP
Houston, Texas July 21, 2004

 SAN DIEGO AIRMOTIVE

BALANCE SHEET

December 31, 2003 and 2002

	2003	2002
ASSETS
Current assets:
Cash	$16,189	$19,282
Accounts receivable, trade	9,139	15,609
Inventories	22,984	14,522
Prepaid expenses	330	—

Total current assets	48,642	49,413
Property and equipment, net	63,864	77,946
Goodwill	119,484	119,484

Total assets	$231,990	$246,843

LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)
Current liabilities:
Current portion of long-term debt	$116,033	$23,941
Accounts payable, trade	32,685	10,722
Accrued liabilities	19,836	7,987
Deposits liability	14,000	—
Notes payable to shareholders	51,838	25,893

Total current liabilities	234,392	68,543
Long-term debt, net of current portion	—	106,059
Total liabilities	234,392	174,602

Stockholder's equity (deficit):
Common stock, no par value: 1,500 shares authorized, issued and outstanding,	84,270	84,270
Additional paid-in capital	5,000	5,000
Accumulated deficit	(91,672)	(17,029)

Total stockholder's equity (deficit)	(2,402)	72,241

Total liabilities and stockholder's equity (deficit)	$231,990	$246,843

See accompanying notes to financial statements.

 SAN DIEGO AIRMOTIVE

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

for the year ended December 31, 2003 and
for the period from inception, November 21, 2002, to December 31, 2002

	2003	2002
Sales	$499,946	$13,622
Cost of sales	306,564	14,059

Gross profit (loss)	193,382	(437)
Selling, general and administrative expenses	257,259	16,592

Loss from operations	(63,877)	17,029

Other income (expense):
Interest expense	(10,813)	—
Interest income	47	—

Total other income (expense)	(10,766)	—

Net loss	(74,643)	(17,029)
Accumulated deficit, beginning of year	(17,029)	—

Accumulated deficit, end of year	$(91,672)	$(17,029)

See accompanying notes to financial statements.

 SAN DIEGO AIRMOTIVE
STATEMENT OF CASH FLOWS

for the year ended December 31, 2003 and
for the period from inception, November 21, 2002, to December 31, 2002

	2003	2002
Cash flows from operating activities:
Net loss	$(74,643)	$(17,029)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	15,962	—
Changes in assets and liabilities:
Accounts receivable	6,470	(13,039)
Inventories	(8,462)	4,522
Prepaid expenses	(330)	—
Accounts payable and accrued liabilities	47,812	18,935

Net cash used in operating activities	(13,191)	(6,611)

Cash flows from investing activities:
Purchase of property and equipment	(1,880)	—

Net cash used in investing activities	(1,880)	—

Cash flows from financing activities:
Payments on long-term debt	(23,941)	—
Proceeds from notes payable to shareholders	25,945	25,893
Proceeds from long-term debt	9,974	—

Net cash provided by financing activities	11,978	25,893

Net decrease in cash and cash equivalents	(3,093)	19,282
Cash and cash equivalents, beginning of year	19,282	—

Cash and cash equivalents, end of year	$16,189	$19,282

Supplemental disclosure of cash flow information:
Interest paid	$7,504	$—

Income taxes paid	$—	$—

Non-cash investing and financing activities:
Purchase of assets with proceeds from long-term debt	$—	$130,000

See accompanying notes to financial statements.

 SAN DIEGO AIRMOTIVE

NOTES TO FINANCIAL STATEMENTS

1. Summary Of Significant Accounting Policies

Business Overview

        San Diego Airmotive (the "Company") was incorporated on November 21, 2002. On December 16, 2002 the Company purchased certain assets of Brower Aircraft, Inc., which provided light aircraft maintenance services. The Company's current operations are based at Ramona Municipal Airport near San Diego, California. The Company operates a Federal Aviation Administration FAR 145 approved repair facility providing aircraft inspection, maintenance, repair and overhaul services for most single and multiengine aircraft including some turbine-powered models.

        Effective December 26, 2003, the Company was acquired and became a wholly owned subsidiary of TexCom, Inc.

Summary of Significant Accounting Policies

Use of Estimates

        The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("U.S.") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported periods. Actual results could materially differ from those estimates.

Cash and Cash Equivalents

        The Company considers any highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

        Inventories consist of parts and supplies used in the maintenance and repair of aircraft and are valued at the lower of cost (specific identification) or market.

Property and Equipment

        Property and equipment are stated at cost less accumulated depreciation. Expenditures for normal repairs and maintenance are charged to expense as incurred. Fixed assets are depreciated using the straight-line method for financial reporting purposes over their estimated useful lives of 3 to 7 years.

Impairment of Long-Lived Assets

        Management reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount may not be realizable. If an evaluation is required, the estimated future undiscounted cash flows associated with the asset are compared to the asset's carrying value amount to determine if an impairment of such asset is necessary. The effect of any impairment would be to expense the difference between the fair value of such asset and its carrying value.

  Goodwill

        During 2002 the Company acquired Brower Aircraft, Inc. and goodwill represents the excess of the purchase price over the fair value of the net assets acquired. In accordance with SFAS 142, the Company reviews goodwill for impairment on at least an annual basis, or on an interim basis if an event occurs or circumstances change that could indicate its fair value has diminished or been impaired. The impairment test is performed in two steps. The initial step is designed to identify potential goodwill impairment by comparing an estimate of the fair value of goodwill to its carrying value. If the carrying value exceeds fair value, a second step is performed, which compares the implied fair value of the goodwill with the carrying amount, to measure the amount of the goodwill impairment, if any. Based on the first step of the goodwill impairment test, the Company's goodwill is not impaired.

Income Taxes

        Prior to December 26, 2003, the date the Company was acquired, the Company had elected to be taxed for federal income tax reporting purposes under the provision of Subchapter S of the Internal Revenue Code. Under Subchapter S, income and deductions of the corporation are passed through to the stockholders and reported on their individual tax returns. Accordingly, federal income taxes were not provided in the Company's financial statements except in very limited circumstances.

        The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and income tax carrying amounts of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. A valuation allowance, if necessary, is provided against deferred tax assets, based upon management's assessment as to their realization.

Revenue Recognition

        Revenues are recognized when the services are performed.

Fair Market Value of Financial Instruments

        The Company includes fair value information in the notes to financial statements when the fair value of its financial instruments is different from the book value. When the book value approximates fair value, no additional disclosure is made.

Concentration of Credit Risk

        Financial instruments which subject the Company to concentrations of credit risk include cash and cash equivalents and accounts receivable. The Company maintains its cash and cash equivalents with major financial institutions selected based upon management's assessment of the banks' financial stability. Balances periodically exceed the $100,000 federal depository insurance limit. The Company has not experienced any losses on deposits. Accounts receivable generally arise from sales of services to customers operating in the United States. Collateral is generally not required for credit granted. The Company provides allowances for potential credit losses when necessary.

Recently Issued Accounting Pronouncements

        In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities," which addresses financial accounting and reporting for costs associated with exit or disposal activities and supersedes Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. In addition, SFAS No. 146 establishes that fair value is the objective for initial measurement of the liability. SFAS No. 146 is effective for exit or disposal activities initiated after December 31, 2002. The adoption of SFAS No. 146 did not have a significant impact on the Company's financial position or results of operations.

        In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock Based Compensation", which amends SFAS No. 123 to provide alternative methods of transition for an entity that voluntarily changes to the fair value method of accounting for stock based employee compensation. It also amends the disclosure provisions of SFAS No. 123 to require prominent disclosure about the effects on reported net income of an entity's accounting policy decisions with respect to stock based employee compensation. Finally, SFAS No. 148 amends APB Opinion No. 28, "Interim Financial Reporting", to require disclosure of those effects in interim financial statements. SFAS No. 148 is effective for fiscal years ended after December 15, 2002. The adoption of SFAS No. 148 did not have a significant impact on the Company's financial reporting.

        In January 2003, the FASB issued FASB Interpretation (FIN) No. 46 "Consolidation of Variable Interest Entities." FIN No. 46 requires a company to consolidate a variable interest entity ("VIE") if the company has variable interests that give it a majority of the expected losses or a majority of the expected residual returns of the entity. Prior to FIN No. 46, VIE's were commonly referred to as SPE's. FIN No. 46 is effective immediately for VIE's created after January 31, 2003. This interpretation did not have a material effect on the Company's financial condition or results of operations.

        In April 2003, the FASB issued SFAS No. 149, Amendment to Statement No. 133 on Derivative Instruments and Hedging Activities. This statement amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS No. 133. The changes in SFAS No. 149 improve financial reporting by requiring that contracts with comparable characteristics be accounted for similarly. Those changes will result in more consistent reporting of contracts as either derivatives or hybrid instruments. SFAS No. 149 is effective for contracts entered into or modified after June 30, 2003, except in certain instances detailed in the statement, and hedging relationships designated after June 30, 2003. Except as otherwise stated in SFAS No. 149, all provisions should be applied prospectively. The adoption of this statement did not have a material effect on the Company's financial condition or results of operations.

        In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150, which is effective at the beginning of the first interim period beginning after June 15, 2003, must be implemented by reporting the cumulative effect of a change in accounting principle for financial instruments created before the issuance date of the statement and still existing at the beginning of the interim period of adoption. The statement requires that a financial instrument which falls within the scope of the statement to be classified and measured as a liability. The following financial instruments are required to be classified as liabilities: (1) shares that are mandatorily redeemable, (2) an obligation to repurchase the issuer's equity shares or one indexed to such an obligation and that requires or may require settlement by transferring assets and (3) the embodiment of an unconditional obligation that the issuer may or may not settle by issuing a variable number of equity shares if, at inception, the monetary value of the obligation is based on certain measurements defined in the statement. The adoption of this statement did not have a material effect on the Company's financial condition or results of operations.

2. Property and Equipment

        Major classes of property and equipment consisted of the following at December 31, 2003 and 2002:

	2003	2002
Machinery and equipment	$67,649	$67,489
Furniture, fixtures and other	12,177	10,457

Total property and equipment	79,826	77,946
Less accumulated depreciation	(15,962)	—

Total property and equipment, net	$63,864	$77,946

3. Long-Term Debt

        Long-term debt consisted of the following at December 31, 2003 and 2002:

	2003	2002
Note payable to a financial institution, bearing interest at the prime rate (4.0% at December 31, 2003) plus 2% and due in monthly payments of $2,178, including interest, through December 31, 2007. This note is collateralized by all assets of the Company and the personal guarantees of the officers of the Company. Due to the acquisition of San Diego Airmotive, Inc. by the Company, this note was deemed to be in default as of December 31, 2003 and, therefore, became due on demand. As of January 23, 2004 this note was paid in full.	$106,059	$130,000
Note payable to a financial institution, bearing interest at the prime rate (4.0% at December 31, 2003) plus 2%, interest due monthly and principal due on demand but no later than September 3, 2004. This note is not collateralized but is guaranteed by the former officers/stockholders of San Diego Airmotive, Inc. Due to the acquisition of San Diego Airmotive, Inc. by the Company, this note was deemed to be in default as of December 31, 2003 and, therefore, became due on demand. As of May 28, 2004 this note was paid in full.	9,974	—

	116,033	130,000
Less current portion	(116,033)	(23,941)

Long-term debt, net of current portion	$—	$106,059

4. Notes Payable To Shareholders

        Notes payable to shareholders consisted of the following at December 31, 2003 and 2002:

	2003	2002
Notes payable to a shareholder, principal and interest due on demand, interest accrues at 8% per year. These notes are not collateralized.	$51,838	$25,893

Total notes payable to shareholders	$51,838	$25,893

5. Commitments

  Lease

        The Company is currently leasing office and hangar space at Ramona Airport in San Diego, California. The long-term operating lease requires monthly payments of $2,069 and expires in June 2006. Future minimum annual rentals under this lease agreement are as follows:

2004	$24,828
2005	24,828
2006	12,414

$62,070

6. Related Party Transactions

        The Company has entered into note payable agreements with one of its shareholders (See Note 6). Included in accrued liabilities at December 31, 2003 is accrued interest payable to these shareholders of $3,309 related to these notes. Included in interest expense for the years ended December 31, 2003 was approximately $3,309 of interest related to these notes.

7. Acquisition

        On December 16, 2002, the Company acquired certain assets of Brower Aircraft, Inc. located in San Diego, California. This acquisition has been accounted for using the purchase method of accounting and the results of operations of the acquired entity has been consolidated with the Company's since the date of the acquisition.

        The purchase price of this entity of $210,000 has been funded through cash and the issuance of $130,000 in notes payable. The purchase price was allocated based on the fair value of the assets acquired less liabilities assumed, resulting in $77,946 being allocated to property and equipment, $10,000 allocated to inventory, $2,570 allocated to accounts receivable and other assets, resulting in the recording of goodwill of $119,484.

        The following summary unaudited proforma information presents the results of operations as if the effective date of the acquisition occurred at January 1, 2002, after giving effect to certain adjustments.

The summary proforma information is not necessarily indicative of what actually would have occurred if the acquisition had been completed as of the beginning of each year.

2002
(Unaudited)
Sales	$401,035

Net loss	$(49,396)

 SAN DIEGO AIRMOTIVE

BALANCE SHEET

June 30, 2003

(Unaudited)

ASSETS
Current assets:
Cash	$3,370
Accounts receivable, trade	16,292
Inventories	14,845
Prepaid expenses	330

Total current assets	34,837
Property and equipment, net	71,845
Goodwill	119,484

Total assets	$226,166

LIABILITIES AND STOCKHOLDER'S EQUITY
Current liabilities:
Accounts payable, trade	$10,022
Accrued liabilities	14,401
Notes payable to shareholders	43,470

Total current liabilities	67,893
Long-term debt	120,173

Total liabilities	188,066

Stockholder's equity:
Common stock, no par value: 1,500 shares authorized, issued and outstanding	84,270
Additional paid-in capital	5,000
Accumulated deficit	(51,170)

Total stockholder's equity	38,100

Total liabilities and stockholder's equity	$226,166

 SAN DIEGO AIRMOTIVE

STATEMENT OF OPERATIONS AND ACCUMULATED DEFICIT

for the six months ended June 30, 2003

(Unaudited)

Sales	$259,299
Cost of sales	(152,152)

Gross profit	107,147
Selling, general and administrative expenses	(134,783)

Loss from operations	(27,636)
Other income (expense):
Interest expense	(6,515)
Interest income	10

Net loss	(34,141)
Accumulated deficit, beginning of period	(17,029)

Accumulated deficit, end of period	$(51,170)

 SAN DIEGO AIRMOTIVE

STATEMENT OF CASH FLOWS

for the six months ended June 30, 2003

(Unaudited)

Cash flows from operating activities:
Net loss	$(34,141)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation expense	7,981
Changes in assets and liabilities:
Accounts receivable	(683)
Inventories	(323)
Prepaid expenses	(330)
Accounts payable and accrued liabilities	5,714

Net cash used in operating activities	(21,782)

Cash flows from investing activities:
Purchase of property and equipment	(1,880)

Net cash flows used in investing activities	(1,880)

Cash flows from financing activities:
Payments on long-term debt	(9,827)
Proceeds from notes payable to shareholders	17,577

Net cash provided by financing activities	7,750

Net decrease in cash and cash equivalents	(15,912)
Cash and cash equivalents, beginning of period	19,282

Cash and cash equivalents, end of period	$3,370

Supplemental disclosure of cash flow information:
Interest paid	$4,860

Income taxes paid	$—